U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

CHINA XINGBANG INDUSTRY GROUP INC.
(Exact name of registrant as specified in its charter)

Nevada	99-0366034
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7/F West Tower, Star International Mansion, No.6-20 Jinsui Rd.,
Tianhe District, Guangzhou, Guangdong Province, P.R.C.	510623
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 86 20 38296988

Copies to:
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
Telephone Number: (212) 370-1300
Facsimile Number: (212) 370-7889

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class to be so registered	Name of Exchange on which each class is to be registered

Common Stock, $0.001	N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

EXPLANATORY NOTE

We are voluntarily filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.001 per share (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
  Pursuant to Item 10(f) of Regulation S-K promulgated under the Securities Act, except as otherwise indicated, we have elected to comply throughout this registration statement with the scaled disclosure requirements applicable to “smaller reporting companies.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Registration Statement on Form 10 includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our management and our management’s interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.  Such forward-looking statements include statements regarding, among other things:

●	our ability to generate commercial viability and acceptance of our services;

●	our anticipated future sales and profitability;

●	our future financing plans;

●	our anticipated needs for working capital;

●	our growth strategies, including success of our ju51 online shopping mall;

●	the anticipated trends in our industry;

●	our ability to expand our marketing capability;

●	acquisitions of other companies or assets that we might undertake in the future;

●	our operations in China and the regulatory, economic and political conditions in China; and

●	competition existing today or that will likely arise in the future.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology.  Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors, including the ability to raise sufficient capital to continue our operations.  Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Current Report on Form 8-K generally.  In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained herein will in fact occur.

Potential purchasers of our common stock or other securities should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Certain Definitional Conventions Used in this Current Report

In this Current Registration Statement on Form 10, unless the context requires or is otherwise specified, references to the “Company,” “we,” “us,” “our” and similar expressions include the following entities (as defined herein):

(i)            China Xingbang Industry Group Inc., a Nevada corporation (“Xingbang NV”);

(ii)           Xing Bang Industry Group Limited, a British Virgin Islands company and a wholly-owned subsidiary of the Registrant (“Xingbang BVI”);

(iii)          China Group Purchase Alliance Limited, a Hong Kong company and a wholly-owned subsidiary of Xingbang BVI (“Xingbang HK”);

(iv)          Guangzhou Xingbang Information Consulting Co., Ltd., a wholly foreign-owned enterprise, or the “WFOE”, formed in the People’s Republic of China (“PRC”) and a wholly-owned subsidiary of Xingbang HK; and

(iv)          Guangdong Xingbang Industry Information & Media Co. Ltd., our principal operating subsidiary, which is a Chinese variable interest entity that the WFOE controls through certain contractual arrangements (“Guangdong Xingbang”).

Part I

Item 1.  Business.

Overview

The Registrant was incorporated under the laws of the State of Nevada on April 12, 2011.  Its principal offices are 7/F West Tower, Star International Mansion, No.6-20 Jinsui Rd.,Tianhe District, Guangzhou, Guangdong Province, PRC.   The Registrant, through its wholly owned subsidiaries Xingbang BVI and Xingbang HK, owns the WFOE, which controls Guangdong Xingbang, a variable interest entity, through a series of VIE contractual arrangements.  Guangdong Xingbang is the sole source of income and operations of the Registrant.  A summary of our business is described below.

General

Based in the city of Guangzhou, Guangdong Province, China, Guangdong Xingbang is a profitable and growing company principally engaged in the provision of marketing consultancy services to manufacturers, distributors and other businesses and local governments in the lighting, ceramics and other home furnishings industry in the PRC.

We publish two weekly periodicals targeted at the lighting and ceramics industry respectively, “Guzhen Lighting Weekly” and “China Ceramics Weekly”.  “Guzhen Lighting Weekly” is a nationally distributed weekly newspaper targeted at the lighting sector of the home furnishing industry in China. It was first published in 2002.  “China Ceramics Weekly” is a nationally distributed weekly newspaper targeted at the ceramics sector of the home furnishing industry in China. It was first published in 2008.  Each of the two periodicals intends to provide comprehensive information with regard to products, new product trends, manufacturers, distributors, trade shows, forums, marketing opportunities and general news in the lighting and ceramics industry respectively.   The main subscribers of the two periodicals are manufacturers, distributors, and interior designers.  Each periodical also has an online version (www.lightcity.cn and www.taocicity.com) with similar content.

In April 2009, we launched the ju51 Online Community at www.ju51.com (“ju51 Online Community”). ju51, sounds similar to the words “ju wu you,” which means worry-free living in Mandarin.  The online community is designed to provide information to consumers and the businesses in the home furnishing industry throughout China.  Through this community, businesses in different segments of the home furnishing industry, businesses in different regions across China and businesses positioned at different levels of the revenue stream and consumers can exchange information. Information on the online community is categorized according to the different types of businesses in different sectors, such as manufacturers, distributors, logistic providers, contractors, interior designers, decoration companies, and construction companies. Since April 2009, www.lightcity.cn and www.taocicity.com have been integrated into www.ju51.com. Visitors logging on www.lightcity.cn or  www.taocicity.com will automatically be directed to www.ju51.com. Our online community has approximately 430,000 visitors per day, 290,000 registered members, 50,000 online shops and nearly 20,000 interior designers.

We also provide consulting services to businesses in the lighting and ceramics industries and local governments.  We assist businesses in developing sales and marketing strategies and advise them on branding, promotion and expansion of marketing channels.  We provide coverage of the business client and its products in our own periodical and website by providing in-depth analysis and review of the client’s products and services, its business image, as well as solicit broader public awareness of its brands.  We assist local governments to market and promote local businesses, create branding strategies, develop its industrial focus, design industrial strategies, and provide training to local officials to help local businesses.  Specifically among other things, we establish local business databases for our local government clients, cover the government’s local businesses and investment environment in our periodicals and website, arrange for potential investor and business partner tours in the city or town, coordinate special forums or trade fairs in the city or town and introduce high-profile business or economic people to meet with the city or town’s officials.

 In the second half of 2010, we started to develop a business-to-business-to-consumer (“B2B2C”) e-commerce platform as an extension of our ju51 Online Community. The ju51 Online Shopping Mall (“ju51 Online Mall” or “ju51 Mall”) is designed to assist the home furnishing businesses that are our clients to expand their sales channels. When fully constructed, the ju51 Online Mall is expected to have twelve marketplaces targeting twelve sectors in the home furnishing industry including light and lighting, ceramics, bath and toilet supplies, hardware, home textiles, closets, tiles and floor, doors and windows, furniture, home appliances, interior painting, and home décor. So far, more than 300 manufacturers in the light and lighting sector and more than 18 logistic and after-sale service providers, or so called “channel service providers”, have expressed interests in joining the ju51 Online Mall. The manufacturers will open flagship stores in the online mall where they will showcase their products and list prices for products.  The flagship stores are not designed to make sales directly to customers, but rather are intended to be a forum for the manufacturers to advertise their brand and promote their products.  We will also have direct sale stores and exclusive stores on our ju51mall. Only brick- and -mortar retailers can open direct sale stores or exclusive stores on the ju51 mall. A direct sale store can sell products of multiple manufacturers featured in our flagship stores, while the exclusive store can sell products of only one such flagship store (manufacturer) . Consumers will be able to place orders online with the direct sale store or exclusive store. The flagship stores will simultaneously receive such orders and process these orders by instructing channel service providers to deliver the products, if the order so indicates.  The channel service providers will deliver products from manufacturers to exclusive stores and direct sale stores. The exclusive stores and direct sale stores will deal with returns, exchanges, refunds and installation.  The customers may  choose to pick up the product from the brick-and-mortar counterparts to these online stores or pay them to deliver the products directly to the consumer. Such business model is designed to make sure consumers will receive quality products and services and have a good shopping experience at the ju51 Mall. We expect to generate revenue from the rent paid by the manufacturers for their flagship stores, the rent paid by retailers for their direct stores or exclusive stores, and service charges paid by channel service providers.   The manufacturers in the same sector will pay same amount of rent during their respective terms  for their flagship stores.  The retailers in the same sector will pay the same amount of rent during the term of their leases for the exclusive stores and direct sale stores.  The pricing for different sectors varies depending on level of our influence in the particular sector.  For example, we are most familiar with the lighting sector and we had the most influence in the lighting sector, the rent for manufacturers and retailers in this sector will be higher than the other sectors.  However, we may make adjustments to these sector-specific prices based on market conditions and other factors.  The distributors will pay variable service charges depending on the total population in the particular geographic area covered by the distributor. We will also generate advertisement revenue from the national channels, i.e. a part of the web portal designed to promote business in different geographic regions in different sectors. It is anticipated that the ju51 Online Mall will be launched in August 2011. We are currently focusing on the development of the online shopping mall, which is expected to generate more than 56% of our total revenue in 2011.

We generated revenue of $4.68 million and $5.22 million for our fiscal year 2009 and 2010, respectively, representing an increase of 11.54%.  We had two major revenue streams, advertising in our newspapers and consulting services. Our advertising revenue was $3.39 million and $3.47 million in 2009 and 2010, respectively, amounting to a growth of 2.36%. Our revenue from consulting services was $1.29 million and $1.76 million in 2009 and 2010, respectively, representing an increase of approximately 36.43%. Approximately  27.5% and 33.6% of our revenues in 2009 and 2010, respectively, were from consulting services.

Currently we have 153 full-time employees, including representatives located in 52 offices throughout China.

Organization and Consolidated Subsidiaries

Our organizational structure was carefully developed to abide by the laws of the PRC and maintain tax benefits as well as internal organizational efficiencies.  Our corporate structure is summarized below:

China Xingbang Industry Group Inc. ("Registrant")
100 %
Xing Bang Industry Group Limited ("Xingbang BVI")
100%
China Group Purchase Alliance Limited ("Xingbang HK")
Offshore
100%
PRC
(iv) Guangzhou Xingbang Information Consulting Co., Ltd ("WFOE")
(1) Exclusive Consulting Agreement
(2) Operating Agreement
(3) Proxy Agreement
(4) Option Agreement
(5) Equity Pledge Agreement
(1)-(5)Collectively as "VIE Agreements"
Guangdong Xingbang Industry Information & Media Co. Ltd.
Direct Ownership
Contractual Arrangements

Pursuant to the VIE Agreements, the WFOE effectively assumed management of the business activities of Guangdong Xingbang and has the right to appoint all executives and senior management and the members of the board of directors of Guangdong Xingbang.  The VIE Agreements are comprised of a series of agreements, including an Exclusive Consulting Services Agreement, Operating Agreement, Voting Rights Proxy Agreement, Equity Pledge Agreement and Option Agreement, through which the WFOE has the right to advise, consult, manage and operate Guangdong Xingbang for an annual consulting service fee in the amount of Guangdong Xingbang’s annual net income.   Mr. Xiaohong Yao and Ms. Dongmei Zhong, who are the only shareholders of Guangdong Xingbang (the “Guangdong Xingbang Shareholders”) have pledged their right, title and equity interests in Guangdong Xingbang as security for the WFOE to collect consulting services fees provided to Guangdong Xingbang through an Equity Pledge Agreement.  In order to further reinforce the WFOE’s rights to control and operate Guangdong Xingbang, the Guangdong Xingbang Shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests in Guangdong Xingbang through an Option Agreement.

•
Equity Interest Pledge Agreement. The WFOE and the Guangdong Xingbang Shareholders have entered into Equity Interest Pledge Agreements, pursuant to which each shareholder pledges all of his shares of Guangdong Xingbang to the WFOE in order to guarantee cash-flow payments under the applicable Consulting Services Agreement. The Equity Pledge Agreement further entitles the WFOE to collect dividends from Guangdong Xingbang during the term of the pledge.  The Equity Pledge Agreement shall be effective for the maximum period of time permitted by Chinese law, which is currently 20 years. In the event Guangdong Xingbang fails to cure a material breach, WFOE may, among other remedies available, terminate this agreement.

•
Consulting Service Agreement. Guangdong Xingbang and the WFOE have entered into a Consulting Services Agreement, which provides that the WFOE will be the exclusive provider of consulting and management services to Guangdong Xingbang and Guangdong Xingbang will pay all of its net income to the WFOE quarterly for such services.  Any such payment from the WFOE to the Company would need to comply with applicable Chinese laws affecting payments from Chinese companies to non-Chinese companies.  See “Risk Factors – Risks Associated With Doing Business in China.”  The Consulting Services Agreement shall be effective until it is terminated by either party in the event the other party becomes bankrupt or insolvent, if the WFOE ceases operations, or if circumstances arise which materially and adversely affect the performance or the objectives of the agreement. The WFOE may also terminate such agreement with or without cause.

•
Operating Agreement. Pursuant to the Operating Agreement among the WFOE, Guangdong Xingbang and each of the Guangdong Xingbang Shareholders, the WFOE provides guidance and instructions on Guangdong Xingbang’s daily operations and financial affairs. The Guangdong Xingbang Shareholders must designate the candidates recommended by the WFOE as their representatives on their respective boards of directors. The WFOE has the right to appoint senior executives of Guangdong Xingbang. In addition, the WFOE agrees to guarantee Guangdong Xingbang’s performance under any agreements or arrangements relating to Guangdong Xingbang’s business arrangements with any third party. Guangdong Xingbang, in return, agrees to pledge its accounts receivable and all of its assets to the WFOE. Moreover, Guangdong Xingbang agrees that without the prior consent of the WFOE, Guangdong Xingbang will not engage in any transactions that could materially affect its assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party.  The Operating Agreement shall be effective for the maximum period of time permitted by Chinese law (currently 20 years) unless terminated by the WFOE with a 30-day prior written notice.  In addition, the WFOE has the right but not obligation to terminate the Operating Agreement in the event any of the agreements between WFOE and Guangdong Xingbang are terminated or expired.

•
Option Agreement. Pursuant to the Option Agreement among the WFOE, Guangdong Xingbang and each of Guangdong Xingbang Shareholder, the Guangdong Xingbang Shareholders have granted WFOE an exclusive right and option to acquire all of their equity interests in Guangdong Xingbang upon an event of default. The Operating Agreement shall be effective for the maximum period of time permitted by Chinese law (currently 20 years).

•
Voting Right Proxy Agreement. Pursuant to the Voting Right Proxy Agreement among the WFOE, Guangdong Xingbang and the Guangdong Xingbang Shareholders, the Guangdong Xingbang Shareholders have granted the WFOE a voting and proxy right to vote their equity interest in Guangdong Xingbang.  The Voting Right Proxy Agreement is effective until terminated by mutual agreement or by the WFOE with a 30-day prior written notice.

Although we did not obtain any legal opinion from, nor been advised by any PRC legal counsel, management believes the above corporate structure complies with the PRC legal restrictions on foreign investment in the publication and e-commerce industries.

Overview of the Home Furnishing Industry in China

The People’s Republic of China is undergoing a drastic economic transformation.  According to the Chinese State Statistics Bureau, in China, the GDP per capital increased from RMB14, 185 ($1,734) in 2005 to RMB25, 575 ($3,745) per capita in 2009 with a compounded average growth rate (“CAGR”) of 21.2%.  Total national retail sales in China reached RMB15.46 trillion ($2.29 trillion) in 2010 compared to RMB6.72 trillion ($0.994 trillion) in 2005, representing a CAGR of 18.17%, according to the most recent figures available.  As comparison, US retail sales grew from$3.70 trillion in 2005 to 3.89 trillion in 2010, representing a CAGR of 1%.   In new research on Chinese consumers, management consulting firm McKinsey classifies two million households out of a population of 1.3 billion as “wealthy,” based on fairly modest annual earnings of more than $30,000.  An enormous middle class is rising, however, numbering some 70 million urban households, but these still earn $5,000 ($10,000) a year.

Due to average consumers’ ever-increasing interest in building a comfortable and aesthetically appealing home, the home furnishing industry in China has been flourishing in recent years. According to information collated by the Academy of South China Modern Market Economics, a market data compilation and research institute in China, the total annual sales volume in the home furnishing industry in China reached $288 billion in 2008, $322 billion in 2009 and $418 billion in 2010, representing a CAGR of 20.47%.The number of businesses in the home furnishing and building materials industry has also steadily increased. According to the Academy of South China Modern Market Economics, the number of home furnishing product manufacturers increased from 41,140 in 2008, and 49,076 in 2009 to 56,380 in 2010, and the number of distributors and retailers increased from 779,289 in 2008, to 861,388 in 2009 and to 973,244 in 2010.

Home Furnishing E-Commerce Drivers

We believe that microeconomic, demographic and related factors in China will be favorable to continued growth of our media and consulting business and our expansion into e-commerce.

- Growing prosperity of the Chinese general population.  The increased spending power of China’s general population continues to be reflected in the increased consumption of home furnishing products and services.  We see a general trend of increasing demand for a comfortable and appealing home environment.

- Dramatic increase of internet users. China has surpassed the U.S. as the country with the largest number of internet users. The volume of e-commerce in the home furnishing industry increased from RMB10.2 billion ($1.5 billion) in 2008 to RMB17.7 billion ($2.6 billion) in 2009 and RMB 22.8 billion ($3.4 billion) representing a CAGR of 50.04% in 2010 according to the Academy of South China Modern Market Economics. According to data compiled by the Academy of South China Modern Market Economics, 88% of mid-size to small businesses in the home furnishing industry in China have internet connection, 38% of them have tried to set up online stores or stand-alone e-commerce websites, and 61.56% of the manufacturers tried online sales.

-  Relatively less competition.   Our potential competitors include other B2C e-commerce companies, brick and mortar retailers and distributors and well established portals and internet search engines that are involved in e-commerce, either directly or in collaboration with other retailers. However, there are few having the same B2B2C business model as our intended business model where manufacturers, distributors and consumers will benefit from the ju51 platform.

Growth Strategy

Our key strategic initiatives include the following:

●
We are undergoing a significant shift of our business model from being a print media based advertising operator and consulting services provider to a multi-service provider that provides e-commerce and advertising and consulting services. We aim to build the ju51 online mall to be an e-commerce platform with significant revenue contribution to our whole business.  We will continue providing print media based advertising and consulting services and the new e-commerce business is expected to promote our advertising and consulting services.

●	Strengthen our leading position in print media in the lighting and ceramics sectors;

●	Further expanding our print media distributing network, by engaging our channel service providers to be our newspaper distributors;

●
Phase in other home furnishing sectors including bath and toilet supplies, hardware, home textiles, closets, tiles and floor, doors and windows, furniture, home appliances, interior painting, and home décor by having dedicated newspaper and dedicated market places in our ju51 Online Mall. In addition, we plan to develop distinct newspapers for each of these sectors, as well as, have a distinct “market place” or “channel” for each sector in the home furnishing industry in the ju51 Mall.

●
Capitalize on our credibility in the home furnishing industry established through our past years of operations.  We are the main initiator and sponsor of a home furnishing trade association named “Alliance of Manufactures and Dealers in the Home Furnishing Industry”, a self-regulatory private organization with a goal to promote fair and honest dealing in the home furnishing industry.   We intend to develop more clients through the association.

Competitive Advantages

We believe there are several key factors that will continue to differentiate us from our competitors in terms of advertising and consulting services offerings targeting the home furnishing industry:

●	In-depth knowledge of the home furnishing industry and extensive database of the market players in the industry;

●	Profound advertising and marketing experience and capability in the home furnishing industry;

●	Good relationship with manufacturers, distributors and retailers in the home furnishing industry;

●	52 representative offices across China collecting first-hand industry information and rendering up-to-date advertising services to clients; and

●	Our “soft advertisement” products such as special coverage of a business or interview with the founder of a business.

Going forward, we anticipate the following factors will make us a strong competitor in the home furnishing e-commerce sector:

●	In-depth knowledge of the home furnishing industry;

●	Strong capability to group the most reputable manufacturers and brands in a single online platform, namely our ju51 online mall;

●	Efficient consumer protection system;

●	Association with our channel service providers; and

●	Low-operating costs and lower product price compared to other similar e-commerce websites selling home furnishing products.

Products and Services

Advertisements in “Guzhen Lighting Weekly” Newspaper and its online version www.lightcity.cn

“Guzhen Lighting Weekly” is a nationally distributed free weekly newspaper targeted at the light and lighting sector of the home furnishing industry in China.  “Guzhen” means “ancient town” and it is the name of a town in Guangdong Province.

Since its inception in 2002, “Guzhen Lighting Weekly” newspaper and its online version www.lightcity.cn (launched in 2003), have been publishing diversified light and lighting products information, new product trends, introduction of manufacturers, distributors, wholesalers and retailers, and supply and demand needs of these businesses, as well as, trade shows, forums, marketing opportunities and general news in the lighting industry.  Both the print and online versions are licensed to disseminate advertisements.  The main subscribers of the newspaper are the manufacturers, distributors, spare parts manufacturers, interior designers and other businesses in the light and lighting sector.  Currently, the weekly circulation reaches approximately 270,000 including about 150,000 visitors to www.lightcity.cn.  It is regarded by distributors and contractors as an important reference guide for their purchase and ordering decisions.

“Guzhen Lighting Weekly” is published as a weekly issue as a supplement to “Shopping Guide”, a nationally circulated newspaper under the national Standard Serial Number of CN11-0291. Under relevant PRC news and media regulations, we are unable to obtain our own Standard Serial Number. Therefore, ever since the inception of our newspapers, we obtained authorization with the Shopping Guide Press (“Shopping Guide”), the operator of “Shopping Guide” whereby our newspapers are published as special supplements to the Shopping Guide. The authorization was given to us orally before March 2008.  In March 2008, we entered into an Exclusive Advertising Agency Agreement with Shopping Guide where we obtained a five-year advertising agency right from Shopping Guide for the Guzhen Lighting Weekly from March 2008 to March 2013. In connection with such agreement, Shopping Guide gave us authorization to use the Standard Serial Number during the same term as the Exclusive Advertising Agency Agreement.

“Guzhen Lighting Weekly” is distributed every Friday, for free, via the Chinese postal office and our own distribution channels in China. Revenue and its online version from the newspaper come from the advertisements located therein.

Advertisements in “China Ceramics Weekly” Newspaper and its online version at www.taocicity.com

“China Ceramics Weekly” is a nationally distributed free weekly newspaper targeted at the residential ceramic sector of the home furnishing industry in China.  Since its inception in 2008, “Guzhen Lighting Weekly” newspaper and its online version at www.taocicity.com, launched the same year, have been covering ceramic manufacturers and distributors, designated ceramic marketplaces, ceramic products and general news in the ceramics industry.  Both the print and online versions are licensed to disseminate advertisements.  The main subscribers of the newspaper are the manufacturers, distributors, spare parts manufacturers, interior designers and other businesses in the ceramics sector.  It is also circulated, for free, in the hotels and public areas of a number of ceramics towns in China such as Shiwan of Foshan, Zibo of Shandong Province and Jingdezhen in Jiangxi Province.   The online version offers additional convenience to the visitors and functional interactive features. Currently, its weekly circulation is approximately 290,000, including 150,000 visitors to www.taocicity.com. It is regarded by the distributors and contractors as an important reference guide for their purchase and ordering.

“China Ceramics Weekly” is also published as a special supplement to “Shopping Guide” under the same national Standard Serial Number of CN11-0291 pursuant to oral and later written authorization granted by Shopping Guide. The authorization was given to us orally before March 2008.  In March 2008, we entered into an Exclusive Advertising Agency Agreement with Shopping Guide where we obtained a five-year advertising agency right from Shopping Guide for the China Ceramics Weekly from March 2008 to March 2013. In connection with such agreement, Shopping Guide gave us authorization to use the Standard Serial Number during the same term as the Exclusive Advertising Agency Agreement for the China Ceramics Weekly.

“China Ceramics Weekly” is distributed every Wednesday, for free, via Chinese post-office and our own distribution channels in China. Revenue and its online version from the newspaper come from the advertisements located therein.

ju51 Online Community

       In April 2009, we launched the ju51 Online Community at www.ju51.com, which integrated www.lightcity.cn and www.taocicity.com. ju51 means worry-free living in Mandarin. The online community is designed to provide information to consumers and businesses in the home furnishing industry throughout China. The online community was designed to serve all types of businesses in the home furnishing and home décor industries. Businesses in different sectors, different regions, and at different levels of the revenue stream and consumers can exchange information. The information is categorized according to the different types of businesses in different sectors, such as manufacturers, distributors, logistic providers, contractors, interior designers, decoration companies, and construction companies. Our online community has approximately 430,000 visitors per day, 290,000 registered members, 50,000 online shops and nearly 20,000 interior designers.

The ju51 Online Community is freely accessible to all visitors, although we offer visitors the opportunity to be registered members so they can save their settings and enjoy other conveniences.  Currently, there are vendors including shops and interior designers registered on the ju51 Online Community where they showcase their products and services for free.   The ju51 Online Community is not capable of processing transactions.  When we launch the ju51 Mall in August 2011, all vendors will be moved to the ju51 Mall and pay fees as described herein.   The ju51 Online Community is not a product or service for us to generate a separate revenue stream, but rather an online informational website to further promote our advertising and consulting services.  Therefore, it is not dependent on vendors, clients or any other third party fees.

Consulting Services

We also provide consulting services to business in the lighting and ceramics industries and local governments.

       We assist businesses in developing their sales and marketing strategy and advise them on branding promotion and expansion of sales channels. We provide coverage of the business client and its products in our own newspaper and our websites by providing in-depth analysis and reviews of the client’s products and services and its business image, as well as solicit broader public awareness of its brands.  We do not receive fees for including this coverage on our websites. We also occasionally introduce strategic investors or acquisition targets to our business clients. We normally enter into service agreements with these business clients on our standard form. The periods of services vary depending on each client’s need and generally range from 8 months to 14 months. We charge client service fees ranging from RMB 300,000 (approximately USD $44,000) to RMB 500,000 (approximately USD $73,000) for each agreement. The client pays the full service fee upon execution of the agreement. So far, we have provided such consulting services to approximately 100 business clients.

We also assist local governments, most of which are fourth tier towns or cities, to market and promote local businesses, help local businesses with branding, develop its industrial focus, design industrial strategies, and provide training to local officials to help local businesses and regulate business behaviors.  Specifically, we establish local business databases for local government clients, cover the government’s local businesses and investment environment in our print and online media, arrange for potential investor and business partner tours in the town or city and coordinate special forums or trade fairs in the city or town.  We enter into annual cooperation agreements with these governments on our standard form contract. The government pays consulting fees ranging from RMB 2,000,000 (approximately USD $294,000) to RMB 3,000,000 (approximately USD $440,000) per year.  The local government clients pay the full amount upon execution of the agreement.  So far, we have provided consulting services to 8 local government clients, including Guzhen in Guangdong province, Ziyang in Sichuan province and Yunxiao in Fujian province.

We also offer “Home Furnishing Yellow Page” to businesses in the industry.  The Yellow Page was compiled and published by us.  We have a strategic research center that collects and compiles market and business data in the lighting, ceramics and other home furnishing sectors. The research center frequently cooperates with government and other institutions such as the State Council Development Research Center, the Southern Modern Market Economic Institute, and the Guangdong Science and Technology Information Center to jointly collect and develop market data in the home furnishing industry.

Publishing and Printing

We have an arrangement with the Shopping Guide, whereby we publish our two newspapers under the national Standard Serial Number of CN11 0291. We currently have a five-year advertisement agency agreement with Shopping Guide to be the exclusive agent to handle all advertisements in our two newspapers.

We outsource the production of our newspapers to independent third party printers. Currently, we have printing agreements with Zhujiang Evening News Printing House and Beijing Zhuowen Printing Technology Co. Ltd.

IT Support

We have an in-house information technology research, development and operation center to support our web portals. We currently have 18 employees as technology support staff including system designers, webpage designers and IT engineers working on the construction of the ju51 Online Mall. We intend to increase our investment in our web design and e-commerce construction capability to support the launch of the ju51 Online Mall. We also plan to double the number of IT staff at launch of the ju51 Online Mall.
We have access to reliable and secure network infrastructure which provides sufficient support to our operations. Our web portals are connected to the Internet by reputable Internet connection operators such as China United Network Communication Group Company Limited (or China Unicom) and China Telecom Corporation (or China Telecom). Our 37 servers are located at four places, namely 21Vianet Asia Pacific Computer House, ChinaNetCenter Jiaochang Xi Computer House, ChinaNetCenter Sun City Computer House and our headquarters. These telecommunication operators provide us with support services twenty-four hours per day, seven days per week. They also provide connectivity for our servers through multiple high-speed connections.

Research and Development

Our own IT department has developed certain software and applications and obtained 14 computer software copyright registrations with the Chinese Copyright Bureau since 2008. Our IT staff, with the possible collaboration of outside IT consultant, will continue to design and develop applications geared toward e-commerce and peripheral products.
Operations

Edit and Publishing Process of our Newspapers

We have dedicated and separate editorial departments for each of the two newspapers and their online versions.  We generate most of the content internally, although sometimes we also pay royalties to publish content authored by third parties. The below chart explains how the contents are compiled, edited and published.

Application for advertising by business representative
Advertisement form summary
Advertisement form sent to overall planner for page space arrangement
Overall plan by publishing controller
Hold the selected topic meeting
Report on the selected topic
Form the interview outline
Distribute the selected topic to related participants
Implement the topic
News draft
Write and edit, collate
Editor in chief goes over and assesses the manuscript
Reviewed and released for typesetting by publishing controller
Typeset by art editor
Proofread by related personnel
Corrected by art editor
Full-page proof
Verified by publishing controller
Verified by president
Final version released for typesetting
Checked and released for typesetting by editor
Page delivered to print
Advertisement verified by Accounting Dept. & Market Service Dept.
Legend
Advertising Publishing Flow
News Publishing Flow

Printing and Circulation Process of our Newspapers

We outsource the printing of the two newspapers to independent printers.  Currently, the newspapers are distributed via Chinese Postal Office and our own distribution network located in 52 cities across China. “Guzhen Lighting Weekly” is shipped via railway and trucks on each Wednesday and “China Ceramic” is shipped via railway and trucks on each Sunday.   The chart below sets out how our newspapers are packaged, shipped and distributed.

Sales and Marketing

Development of General Advertiser Clients

We solicit general commercial advertisements for our newspapers and their online versions.  We also provide advertisement design services to our clients.

We have developed certain processes for the development and servicing of these general advertiser clients as below:

Business representatives develop potential clients
Judge their adverting requirements and amount
Over RMB600,000
Filing as project client
Below RMB600,000
Both parties begin to discuss cooperation plan
Client agrees to cooperate
N:Negotiation failure
Follow-up service
Y:Agree to cooperate
Sign a contract and pay
Notify client, arrange advertising form and produce advertisement
Business representative and HQ coordinator apply for advertising
Arrange advertisement
Send newspaper to client and listen to their feedback
N
Revise client's sample for next use
Y
Continue to serve client and arrange advertisement
After completion of advertising, notify client of whether to renew contract
Collate and file the service data

Development of Case Advertiser Clients

In addition to soliciting general commercial advertisements for our prints and online newspapers, we also design customized advertisements to selected business clients, or “case advertiser clients”.  These advertisements are presented in many forms, such as exclusive interviews with the founder of a business, in-depth reporting of a businesses’ growth and dedicated coverage of a particular product.

We have developed certain processes for the development and servicing of these case advertiser clients as below:

Business representative collects the information of potential clients
Leaders judge the possibility and necessity of project plan
N
Over RMB600,000
No project plan
Make a negotiation draft
Client leader visits HQ
N
Propose to client leader (strategic brief plan)
Sign a contract & pay
HQ sets up a special project team (covering related branch, Market Service Dept., Newspaper Management Center and Ju51net) and makes detailed service plan
N
Implement plan
N
Propose to client
Appoint special person in charge of project client
Advertising & news report services
Analyze market feedback, And adjust service plan
Summarize the project service
Collate and file the service data

Competition

There are several newspapers that provide similar coverage about the light and lighting industry and ceramic sectors in China. According to the data compiled by China Ranking, an institute which ranks Chinese businesses in various industries, “Guzhen Lighting Weekly” has the largest advertising revenue, the largest circulation and most online visitors among the five comparable print newspapers targeted at the light and lighting industry, including “China Lighting”, “Lighting Weekly”, “World Lighting Times”, and “China Lighting Industry Weekly”. According to the data compiled by China Ranking, “China Ceramics Weekly” has the largest advertising revenue, the largest circulation and most online visitors among the five comparable print newspapers targeted at the ceramic industry, including “Ceramic City News”, “Ceramic Information Weekly”, “China Building Material Weekly” and “Ceramic News”. We believe our newspapers have the following competitive advantages:

●	Attractive content. Our newspapers and website content are well-researched products and thus we believe more readable and more informative than those of our competitors.
●
Wide distribution and data collection network. We have 52 representative offices throughout China which are capable of distribution of newspapers as well as engaging discussion with the local home furnishing businesses and collecting market data;

●
Unique advertising model. We have developed a full series of value-added advertising and consulting services available to client which we believe delivers better marketing impact than regular commercial advertisements;

●
Our standardized work flow and stringent quality control.  We have developed a standardized process for editing, publication and distribution of the newspapers and development and servicing of clients.  We also have management supervise the quality of the content on the newspaper and websites and the quality of the advertisements and marketing advice we offered to clients; and

●
Quality and impartial content. We strive to have an impartial and fair opinion toward the business and believe we have earned credibility over the years for doing so. We believe this makes our media more attractive and a better platform for our advertisement clients.

We will face intense competition for our B2B2C business when the ju51 Mall is launched (expected to be in August 2011).  We believe our ju51 Mall will have the following competitive advantages:

●	Good relationship with brand manufacturers who will set up flagship stores in the ju51 Mall to showcase their products;
●	Quality products for sale in the ju51 Mall as a result of our strict evaluation of manufacturers seeking to open flagship stores;
●	Reliable delivery and installation services provided by channel service providers;
●	Reliable after-sale services, as only brick and mortar retailers are allowed to open direct stores or exclusive stores in the ju51 Mall; and
●	Consumer confidence due to our consumer protection fund dedicated to compensate consumers in case of dissatisfaction with products and services purchased from the ju51 Mall.

Intellectual Property

We have registered three trademarks in seven classes with the China Trademark Office with a valid term effective through 2019 or 2020, including the symbolic variation of the Chinese character “Xing” , Chinese character of “Light City” and www.lightcity.cn, and Chinese character of “ Ju Wu You” and www.ju51.com, We have obtained software copyright registration with China the Copyright Bureau for 14 software and applications we developed with a term effective through 2008 or 2009. We also have registered 7 domain names with the China Domain Name Administrative Center, which are renewable annually upon payment of certain fees.

Government Regulation

General

The media and advertising industry in China is governed by the State Council, which is the highest authority in the executive branch of China’s central government, and several ministries and agencies under its authority, including the State Administration for Industry and Commerce (“SAIC”), the State Administration of Radio, Film and Television (“SARFTA”), the General Administration of Press and Publication, the Ministry of Culture and the State Council News Office.

Regulations Regarding Foreign Investment in the Chinese Media and Value Added Telecommunication Sector

On July 6, 2005, the Chinese government promulgated Certain Opinions on the Introduction of Foreign Investment in Cultural Fields, which provide an overall framework with respect to foreign investments in Chinese media and other cultural sectors. This document specifies the areas in which foreign investments are permitted or prohibited in accordance with China’s commitments regarding its entry into the World Trade Organization, or WTO. Under the document, foreign investment in the media sector is permitted in the areas of printing of packaging and decorating materials, redistributing books, newspapers, periodicals, producing of recordable disks, duplication of read only disks, and engaging in works of art and the construction and operation of performance sites, cinema, event brokerage agencies and movie technology. In addition, because the current PRC regulations only permit operation of media companies by state-owned enterprises or very few selected privately-owned businesses, we are unable to obtain our own Standard Serial Number. Ever since the inception of our newspapers, we have been distributing our newspapers as supplements to the “Shopping Guide” pursuant to authorization given by Shopping Guide.

Our online shopping mall and websites may be regarded as value added telecommunications services under relevant PRC laws. Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (or the FITE Regulations), which were issued by the PRC State Council on December 11, 2001 and amended on September 10, 2008. The FITE Regulations stipulate that telecommunications enterprises in the PRC with foreign investors (or FITEs), must be established as Sino-foreign equity joint ventures. Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on its operations. The PRC government has not made any further commitment to liberalize its regulation of FITEs.

Our management believes, subject to the uncertainties and risks disclosed elsewhere in this registration statement under the heading “Risk Factors”, the ownership structure of our WFOE in PRC operating and VIE comply with all existing laws, rules and regulations of the PRC and each of such companies has the full legal right, power and authority, and has been duly approved, to carry on and engage in the business described in its business license. We have not obtained any legal opinion from, or otherwise been advised by, any PRC legal counsel with respect to our VIE arrangements.

Censorship of Advertising Content by the Chinese Government

The advertising industry in China is governed by the Advertising Law which came into effect in February 1995. In addition, principal regulations governing advertising services in China include: (1) the Advertising Administrative Regulations, effective December 1987; and (2) the Implementing Rules for the Advertising Administrative Regulations, effective January 2005. Chinese advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, the supernatural, violence, discrimination or infringement of the public interest. There are specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals, foodstuff, alcohol, cosmetics and others. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, periodical and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Advertisers, advertising operators and advertising distributors are required by Chinese advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents in connection with any advertisements and verify that the content of such advertisements comply with applicable Chinese laws and regulations. In addition, prior to distributing advertisements for certain commodities that are subject to government censorship and approval, advertising distributors are required to ensure that governmental review has been performed and approval obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the relevant administrative authorities may order violators to cease their advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business. At the present time, we are not subject to any of the penalties mentioned above.

Properties

Our corporate offices are located at 7/F West Tower, Star International Mansion, No.6-20 Jinsui Rd.,Tianhe District, Guangzhou, Guangdong Province, PRC.   Under the current PRC laws, land is owned by the state, and parcels of land in rural areas which is known as collective land is owned by the rural collective economic organization. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.  Our Chairman and Chief Executive Officer, Mr. Xiaohong Yao and his wife, Ms. Dongmei Zhong, jointly own the land use right of unit 703 and 705, which constitute about two thirds of our total office area.   We entered into a two-year lease agreement with Mr. Yao and Ms. Zhong, whereby we are obligated to pay monthly rent of approximately RMB 81,781.7 (approximately $12,467).  We believe the rent is reasonable and in accordance with the market price. We lease the remaining one third of our corporate office, Unit 702, from an independent third party whereby we pay monthly rent of RMB 39,330 (approximately US$5,810).  The lease term was from March 1, 2010 to February 28, 2011.  We no longer lease such space.

Employees

All of our 153 employees are located in China.  There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

We are required to contribute a portion of our employees’ total salaries to the Chinese government’s social insurance funds, including medical insurance, unemployment insurance and job injury insurance, and a housing assistance fund, in accordance with relevant regulations. We contributed approximately $81,698, $111,230 and $54,665 for the years ended December 31, 2010, 2009 and 2008, respectively. We expect the amount of contribution to the government’s social insurance funds to increase in the future as we expand our workforce and operations.

Item 1A.  Risk Factors.

Our business, operations and financial condition are subject to various risks.  Some of these risks are described below and you should take these risks into account in making a decision to invest in our Common Stock.  If any of the following risks actually occur, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed.  In that case, the market price of our Common Stock could decline and you could lose all or part of your investment in our Common Stock.

Risks Related to Our Business

Current economic conditions and the global financial crisis may have an impact on our business and financial condition in ways that we currently cannot predict.

Our results of operations are sensitive to changes in overall economic and political conditions that impact consumer spending and consumer’ purchases of home furnishing products.  Decoration services tend to decline during recession. The current uncertainty arising out of domestic and global economic conditions, including the recent disruption in credit markets, poses a risk to the PRC economy, and may impact our ability to increase our income. As a result, there has been a shift away from discretionary spending for advertising and marketing services.  Continued tightness within our clients marketing budgets may adversely affect our financial condition and results of operations, resulting in a reduction in our revenues.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

Our limited operating history in the advertising and consulting industry may not provide a meaningful basis for evaluating our business.  We started our advertising and consulting business in 2002.   We are in the process of shifting our focus to becoming an e-commerce operator while maintaining our current advertising and consulting business.  Although our revenues have grown rapidly since inception, we cannot guarantee that we will maintain profitability or that we will not incur net losses in the future.  We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

●	obtain sufficient working capital to support our expansion;
●	expand our services offerings and maintain the quality of our advertising services;
●	maintain our proprietary technology;
●	manage our expanding operations and continue to fill customers’ orders on time;
●	maintain adequate control of our expenses allowing us to realize anticipated revenue growth;
●	implement our product development, marketing and sales strategies and adapt and modify them as needed;
●	integrate any future acquisitions; and
●
anticipate and adapt to changing conditions in the Chinese home furnishings industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are unable to address any or all of the foregoing risks, our business may be materially and adversely affected.

If we are unable to execute our e-commerce business strategy, our business and future prospects  may be materially and adversely affected.

We have limited experience in e-commerce. Since our inception, we attempted to conduct business to consumer business (“B2C”) in 2006 and business to consumer web portal (“B2B”) in 2009. Both efforts were terminated.

In 2006, we started a web portal whereby we introduced restaurants, hotels, travel destinations and retail stores to consumers in Guangzhou City, Guangdong. However, due to our lack of experience in the consumer industry, we decided to discontinue the B2C business in the same year.

In 2009, Zhongshan Xingbang Purchase & Exhibition Service Co., Ltd. (“Zhongshan Xingbang”), a company controlled by Mr. Xiaohong Yao, our Chairman of the Board, CEO and President, tried to enter into the B2B business.  It offered online trade shows to manufacturers and retailers who were paid registered members of the website.  However, manufacturers and retailers found they could achieve similar results by having offline networking events, without being obligated to pay any commission.  After operating the B2B web portal for almost a year, it decided to discontinue it and we shifted to develop the ju51 Online Mall.

ju51 Online Mall is B2B2C business. Although we have derived some experience through our past operation of e-commerce business, we cannot assure you that we have sufficient management experience, human resources and technical capability to operate this new line of business.  Our ability to achieve satisfactory financial results in our new line of business is unproven. Failure to execute our e-commerce strategy in the development and operation of the ju51 Online Mall may result in negative results of operation and may harm our future growth prospects.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop as we expect, it will be necessary for us to finance and manage expansion in an orderly fashion. We may face challenges in managing new lines of business, expanding product offerings and in integrating acquired businesses with our own. Such eventualities will increase demands on our existing management and facilities. Failure to manage this growth and expansion could interrupt or adversely affect our operations, cause production backlogs, longer product development time frames and administrative inefficiencies.

We will likely need to raise additional funds in the future to grow our business, which funds may not be available on acceptable terms or at all, and, without additional funds, we may not be able to maintain or expand our business.

We expect that the cash generated from operations will be sufficient to fund our present operations. It is likely that in the future we will require substantial funds in order to fund operating expenses associated with the expansion of the ju51 Online Mall into other home furnishing sectors, to fund acquisition of channel service providers or other businesses, and to cover public company costs.  Without enough funds, we may not be able to meet these goals.  We may seek additional funding through public or private financing or through collaborative arrangements with strategic partners.

You should also be aware that in the future:

●	We cannot be certain that additional capital will be available on favorable terms, if at all;

●	Any available additional financing may not be adequate to meet our goals; and

●	Any equity financing would result in dilution to stockholders.

If we cannot raise additional funds when needed, or on acceptable terms, we may not be able to effectively execute our growth strategy, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. In addition, we may be required to scale back or discontinue our production and development program, or obtain funds through strategic alliances that may require us to relinquish certain rights.

Our business depends heavily on the market recognition of our brand and our reputation in the home furnishing industry, and any harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

We believe that the market recognition of our brand and our reputation have significantly contributed to the success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our success.  Many factors, some of which are beyond our control, are important to maintaining our reputation, including:

●
our ability to maintain a client’s positive experience with our services as the end consumers’ preferences evolve and as we develop the new e-commerce business and expand into new sectors in the home furnishing industry;

In addition, the following factors are important to maintain our established market position when we officially launch our online mall later in 2011:

●	our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities;

●	the efficiency, reliability and service quality of our channel service providers;

●
our ability to effectively control the product quality of flagship stores and to monitor service performance of flagship stores, channel service providers, direct sale stores and exclusive stores as we continue to develop our marketplace program; and

●	any negative media publicity about e-commerce, its security or product quality associated with e-commerce operators in China.

If we are unable to maintain our reputation, further enhance our brand recognition and increase positive awareness of our website, our results of operations and future growth prospectus may be materially and adversely affected.

In the event we are unable to continue our cooperation with the operator of Shopping Guide, it will adversely affect the advertising revenue from our newspapers.

In China, the press and publication industry is heavily regulated. Only certified publishers are issued with a Standard Serial Number, or SSN, by GAPP (General Administration of Press and Publication of the People’s Republic of China) and can publish newspapers. We have agreements with Shopping Guide to act as the exclusive advertising agents for “Guzhen Lighting Weekly” and “China Ceramics Weekly” special edition. According to relevant PRC laws and regulations, we may not be regarded as the operator of the two newspapers, although we are authorized by Shopping Guide to use the Shopping Guide’s SSN. There is no assurance that we will be able to maintain the relationship with Shopping Guide or that the relationship would continue on favorable terms. If Shopping Guide withdraws the authorization, we may no longer publish Guzhen Lighting Weekly and China Ceramics Weekly and we may not be able to place advertisements for our clients. We cannot assure that we will be able to find other certified press, or on terms acceptable to us, who may permit us to use the SSN. In such event, our advertising revenue will be materially and adversely affected as we may be forced to cease publishing these newspapers.

Results of operations for our current advertising and consulting business are subject to quarterly fluctuations that could adversely affect our business.

We experience seasonality in our advertising and market consulting business. The first quarter of each year, when a majority of the period is celebration of the New Year and Chinese New Year, is a low season due to the slow-down of home decoration. During this quarter, manufacturers and dealers usually cut their advertising expenditure.  In China, people usually finish apartment or house renovation and decoration before Chinese New Year, so that they can move into their new home to celebrate the holiday.

If the content of our newspapers are no longer attractive, our clients will cut advertising expenditures with us, which will adversely affect our revenue.

We believe one of our competitive advantages is that the content we put up on the newspapers and websites is impartial, informative and attractive to the average home-furnishing businesses. If we make substantial changes to the content or if we fail to keep up with the readers’ changing preferences, our newspapers and websites will be of less interest to the readers and will adversely affect our revenue.

If our newspapers are ordered to suspend or stop publication by the PRC government, our revenue will be adversely affected.

The press industry is heavily regulated and censorship is stringent in China, so there is no assurance that the content of our newspapers will not be found to be in violation of relevant censorship or publication regulations, in which case, the relevant PRC authority may order us to suspend or terminate publication of our newspapers or order shut-down of our websites.   In such case, our advertising and consulting revenue will be adversely affected.

If our newspapers could not be delivered to subscribers timely, our revenue will be adversely affected.

We started engaging the Chinese Post Office to distribute our newspapers as a supplement to our own distribution network in January and February of 2011 for newspapers printed in Beijing and Guangdong, respectively.  There have been delays for subscribers in receiving the newspapers distributed by the Chinese Post Office.  There is no assurance that we will be financially capable of expanding our distribution network.  If we have to rely on the Chinese Postal Office for a larger portion of our distribution, we may incur constant delay in delivery of the newspapers. In addition, if there is any major public transportation crisis or breakdown, our own distribution network will be affected.  Any major delay in delivery of our newspapers to our readers will adversely affect expansion of our advertisement target base and affect our revenues and results of operation.

Continuing growth of the advertising and consulting business depends on expansion of our operation in other home-furnishing sectors.

To keep high growth in the advertising industry targeted at home-furnishing businesses, it is important to expand into new home-furnishing sectors.  The management believes the most beneficial way to expand is to acquire existing newspapers or other media in the other home-furnishing sectors where we currently do not have operations. There are many risks associated with acquisition of desired business targets.  If we are unable to acquire and integrate new newspapers, our revenue and profitability may suffer.

For our future e-commerce business, we may face intense competition. If we cannot compete successfully against competitors, we may not be able to acquire meaningful market share.

The operating environment for the ju51 Mall is expected to be competitive. Our competitors may include: (1) other B2C e-commerce companies, such as Qijia Net, Liba Net and Taobao Mall; (2) brick and mortar retailers and distributors, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; and (3) a number of indirect competitors, including well established portals and internet search engines that are involved in e-commerce, either directly or in collaboration with other retailers. Although we believe our planned business model is substantially different from other e-commerce operators in the home furnishing industry, there is no assurance that these competitors, or new ones, will not set up similar or even superior business models than ours.

We will face a variety of competitive challenges including: keeping products offered in the ju51 Online Mall competitive in price, quality products and after sale services to consumers; maintaining favorable brand recognition; providing quality services to the business who pay service charges to us; and conducting strong and effective marketing campaigns. If we cannot properly address these challenges, our business and prospects will be materially and adversely affected.

Some of our competitors have significantly greater financial, marketing and other resources than us. In addition, other online retailers or channel service providers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would ask them to terminate their relationship with us. Increased competition may reduce our operating margins, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

The proper functioning of our website will be essential to our future e-commerce business and any failure to maintain the satisfactory performance, security and integrity of our website will materially and adversely affect our business, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our website, our transaction-processing systems and our network infrastructure will be critical to our success and our ability to attract and retain customers and maintain adequate customer service levels. Our revenues will depend on retaining a number of flagship stores, direct sale stores, exclusive stores and channel service providers. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment or other performance will reduce the volume of ju51 online mall products sold and the attractiveness of ju51 online mall product offerings at our website. Our servers will also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We may also experience interruptions caused by reasons beyond our control.

We will use externally developed systems for our website and substantially all aspects of transaction processing, including order management, cash, debit card and credit card processing, purchasing, inventory management and shipping. We intend to upgrade and expand our systems and to integrate newly developed or purchased software with our existing systems to support the smooth operation of our ju51 online mall. Failure to develop and upgrade our existing technology, transaction-processing systems or network infrastructure to accommodate increased traffic on our website or increased sales volume through our transaction-processing systems may cause unanticipated system disruptions, slower response time, degradation in levels of customer service and impaired quality and speed of order fulfillment, which would have a material adverse effect on our business, reputation, financial condition and future growth prospects.

If we fail to successfully adopt new technologies or adapt our website and systems to customer requirements or emerging industry standards, our e-commerce business, prospects and financial results will likely be materially and adversely affected.

To remain competitive, we will have to continue to enhance and improve the responsiveness, functionality and features of our website. The internet and e-commerce industry are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of website and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our website, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations would be materially adversely affected.

Any interruption in the operation of our data centers for an extended period will likely have an adverse impact on our e-commerce business.

Our ability to accurately process and fulfill orders placed on the ju51 Mall and provide high-quality customer service will depend on the efficient and uninterrupted operation of our data centers and logistics centers. Our data centers and logistics centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human error and other events. In addition, we do not anticipate having additional back-up systems or a formal disaster recovery plan at the beginning stage of operation of the ju51 Mall and will not carry business interruption insurance to compensate for losses that may occur. The occurrence of any of the foregoing risks will likely have a material adverse effect on our business, prospects, reputation, financial condition and future operating prospects.

Failure to protect confidential information of our ju51 online mall customers and our network against security breaches will likely damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to online commerce and communications is the secure transmission and retention of confidential information over public networks. Management anticipates all product orders will be made through our website. All the online payments for our ju51 Online Mall products will be settled through third-party online payment services. In such transactions, maintaining complete security for the transmission of confidential information on our website, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, is essential to maintain consumer confidence. We will have limited influence over the security measures of third-party online payment service providers. In addition, we will hold certain private information about our ju51 Online Mall customers, such as their names, addresses, phone numbers and browsing and purchasing records. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our website. In addition, our flagship stores, direct sale stores, exclusive stores and channel service providers may violate their confidentiality obligations and disclose information about our customers. Any compromise of our security or third-party service providers’ security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations. Although we have had no such issues to date, we cannot assure you that events concerning leak of confidential information out of our control will not occur in the future, which could cause serious harm to our brand and reputation.

In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activity are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that online commerce and transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of e-commerce and other online services generally, which in turn may reduce the revenue from our e-commerce service offerings.

We will depend on independent third parties for the operation and maintenance of our e-commerce business and any interruption with these parties may adversely affect our results of operation.

Our ju51 Online Mall is expected to be a B2B2C e-commerce platform for manufacturers, dealers, retailers and consumers. We intend to duplicate the offline distribution system on the Internet, where we rent “space” to manufacturers, distributors, retailers, interior designers and other vendors in return for “rent” or service charges.  We will not offer products for sale to consumers ourselves.   We will depend on a number of independent third parties to generate revenues for the ju51 Mall.   We will depend on manufacturers who will open flagship stores to showcase their products.  We will depend on exclusive stores and direct sale stores who are retailers to execute the sale and provide after-sale services to consumers. We will depend on channel service providers to provide delivery, installation and after-sale services. Our revenue will rely on the rent payable by manufacturers for the flagship stores, rent payable by retailers for the direct stores and exclusive stores and service fees payable by distributors to become channel service providers.  The manufacturers and retailers will pay a fixed amount of rent while the distributors will pay variable service charges depending on the total population in the particular geographic area covered by the distributor. We will rely on third parties to provide a secured payment system. In addition, although we operate and maintain the website ourselves, we will depend on telecommunication service providers to provide Internet connection  or other parties to host our servers.  Failure of any of these independent third parties to provide quality products and services to customers may negatively impact the shopping experience in our ju51 Online Mall and damage our market reputation and adversely affect our business and results of operations.

For our e-commerce business, we will incur significant costs on a variety of marketing efforts designed to increase sales of products on our ju51 Online Mall and some marketing campaigns and methods may turn out to be ineffective.

We rely on a variety of different marketing efforts tailored to our targeted customers to increase sales of products on our ju51 Online Mall. Our marketing activities, which often involve significant costs, may not be well received by customers and may not result in the levels of product sales on our ju51 Online Mall that we anticipate. Marketing approaches and tools in the home furnishings industry in China are evolving. This further requires us to enhance our marketing campaign and experiment with new marketing approaches to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

Our business depends and will depend substantially on the continuing efforts of our present and future executive officers, and our business may be severely disrupted if we lose, are unable to obtain or unable to replace, their services.

Our future prospects depend substantially on the continued services of our executive officers, especially Mr. Yao, the Chief Executive Officer and President. We do not maintain key man life insurance on any of our executive officers.  If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all.  Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.  In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. Failure to retain the services of Mr. Yao or any other key employee may harm our reputation, financial prospects and future growth.

Our business and growth will suffer if we are unable to hire and retain key personnel that are in high demand.

Our future performance depends on our ability to attract and retain highly skilled designers, reporters, technical, marketing and sales personnel.  Qualified individuals are in high demand in China, and there are insufficient experienced personnel to fill the demand. The advertisement and e-commerce industry is characterized by high demand and intense competition for talent.  Considering our limited operating history, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. Therefore, we may not be able to attract or retain the personnel we need to succeed.

Implementation of new PRC labor contract and labor laws relating to social insurance may adversely affect our business and results of operations.

Pursuant to a new PRC labor contract law that became effective in 2008, employers in China are subject to stricter requirements in terms of signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. The new labor contract law and related regulations impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce. In the event we decide to significantly change or reduce our workforce, the new labor contract law could adversely affect our ability to make such changes in a manner that is most favorable to our business or in a timely and cost effective manner.

Companies operating in China must comply with a variety of labor laws, including certain pension, health insurance, unemployment insurance and other welfare-oriented payment obligations.  Our failure to comply with these laws could have a material adverse effect on our business.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, our co-founders, Mr. Xiaohong Yao and Ms. Dongmei Zhong, who are husband and wife, jointly own an aggregate of 56.25% of our outstanding shares through Future Media International Limited, a BVI entity. Mr. Yao, as the sole director of Future Media International Limited, has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. These actions may be taken even if he is opposed by our other shareholders, including those who purchase shares in future offerings.  This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Corporate Structure.”

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive and negatively impact our business.

We regard our trademarks, software registrations, trade secrets, domain names and other intellectual property as important to our success.  We rely on trademark, patent and trade secret law, as well as confidentiality agreements with certain of our employees, to protect our proprietary rights.  We include a standard confidentiality clause in our employment agreements to prevent our employees from disclosing confidential information to outside parties. No assurance can be given that our intellectual property will not be challenged, invalidated, infringed or circumvented.  Any material impairment of our intellectual property rights could have a material adverse effect on our business.

In addition, intellectual property rights in China are still developing, and there are uncertainties involved in the protection and the enforcement of such rights.  We will need to pay special attention to protecting our intellectual property.  Failure to do so could lead to the loss of a competitive advantage that could not be compensated by our damages award.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, although we have no current acquisition plans, if we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

We may need additional capital, and the sale of additional shares or other equity securities could result in dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls (or fail to remediate the material weakness in our internal control over financial reporting that has been identified), we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Prior to filing of this registration statement, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Currently, we do not have a Chief Financial Officer, any officer or accounting staff who is familiar with the accounting and reporting requirements of a U.S. publicly-listed company.  Although we intend to retain the services of such officer and staff as soon as possible, no assurances can be given that we will be able to identify or afford the financial requirements of qualified candidates.  The position of Chief Financial Officer of a U.S. publicly-listed company is critical to the operations of such a company, and our failure to fill this position in a timely and effective manner will negatively impact our business.

Our business license is subject to governmental control and renewal, and the failure to obtain renewal would cause all our operation to be suspended and have a material adverse effect on our financial condition.

We are subject to various PRC laws and regulations pertaining to the advertising and e-commerce industry.  Our business license and the advertising agency right granted by Shopping Guide allow us to conduct advertising business.  Our business license also allows us to engage in e-commerce operation.  However, we may there is no assurance that we will be able to  maintain our business license. If our business license is revoked or terminated by the government, all our operations will have to be suspended, which would have a material adverse effect on our business and financial condition.

Because we may not be able to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

Business insurance is not readily available in the PRC.  To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment.  It is possible that consumers may initiate proceedings against manufacturers or distributors who advertised through our newspaper or website and add us as co-defendant in such product liability actions. We have not obtained any property or liability insurance in China.  Any losses incurred by us will have to be borne by us without any assistance, and we may not have sufficient capital to cover material damage to, and such loss would have a material adverse effect on, our financial condition, business and prospects.

We do not carry directors and officers’ liability insurance to cover any expenses and losses due to lawsuits related to financial reporting errors.  Our indemnification obligations could adversely affect our business, financial condition and results of operations.

We have not obtained director and officer liability insurance to cover lawsuit expenses and losses related to financial reporting errors.  Our bylaws require us to indemnify our current and former directors, officers, employees and agents against most actions of a civil, criminal, administrative or investigative nature.  Generally, we are required to advance indemnification expenses prior to any final adjudication of an individual’s culpability.  The expense of indemnifying our current and former directors, officers and employees and agents and the related expenses as a result of any actions related to the internal investigation and financial restatement may be significant.  Therefore, our indemnification obligations could result in the diversion of our financial resources and may adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

Our corporate structure, in particular the VIE Agreements, are subject to significant risks, as set forth in the following risk factors.

PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate.  Our failure to obtain the prior approval of the China Securities Regulatory Commission (“CSRC”) for the trading of our Common Stock could have a material adverse effect on our business, operating results, reputation and trading price of our Common Stock.

The SAFE issued a public notice in November 2005, known as Circular 75, concerning the use of offshore holding companies in mergers and acquisitions in China.  The public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to registration with the relevant foreign exchange authorities.  The public notice also suggests that registration with the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of shares in an offshore holding company that owns an onshore company.  PRC residents must each submit a registration form to the local SAFE branch with respect to their ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations.

On August 8, 2006, the PRC Ministry of Commerce (“MOC”), joined by the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”), which took effect September 8, 2006.  The revised M&A Regulations include new provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.  On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.  However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

The PRC regulatory authorities may take the view that entry into the VIE Agreements by the WFOE and Guangdong Xingbang may constitute a de facto acquisition, because at the end of these transactions, Mr. Yao, a PRC resident becomes majority owner and effective controlling party of a foreign entity that acquired ownership of Guangdong Xingbang.   Our management believes that: (a) the establishment of the WFOE was duly approved by the local counterpart of Ministry of Commerce in Guangdong on May 6, 2011; (b) the offshore restructuring, establishment of WFOE and execution of the VIE Agreements and the transactions thereunder do not (i) contravene or circumvent any provision of applicable PRC laws and regulations, including without limitation, the Revised M&A Regulations, the Circular 75 and its implementing rules; or (ii) contravene the articles of association, business license or other constituent documents of WFOE or Guangdong Xingbang; (c) to its best knowledge, management is not aware of any issue, fact or circumstance which would lead them to believe that the PRC regulatory authorities would revoke the VIE Agreements and the transactions thereunder; and (d) the VIE Agreements are in compliance with and enforceable under the applicable PRC laws and regulations.

If the PRC regulatory authorities take the view that the VIE Agreements constitute a de facto acquisition without the approval of the national offices of MOC, they could invalidate the VIE Agreements.  If we cannot obtain MOC approval in case we are required to do so, we may face regulatory actions or other sanctions from the MOC or other PRC regulatory agencies.  These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from future financings into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Common Stock.

We did not obtain a legal opinion from PRC legal counsel with respect to our VIE arrangement. If our management’s understanding of the relevant PRC laws is incorrect and our corporate structure and the VIE Agreements are later determined by PRC government to be unenforceable, our results of operation may be materially adversely affected.

The VIE Agreements, designed to give us effective control of Guangdong Xingbang without having ownership in it, are governed by PRC laws.   We did not seek PRC legal counsel’s opinion or advice when we entered into these VIE Agreements with Guangdong Xingbang.  The PRC laws are complicated and fluid and there is no assurance that our understanding of the relevant PRC laws is accurate and up-to-date.  If our management’s understanding of the relevant PRC laws is incorrect and our corporate structure and the VIE Agreements are later determined by PRC government to be unenforceable, our results of operation may be materially adversely affected and we may have to negotiate new business terms with the Guangdong Xingbang Shareholders.

We depend upon the VIE Agreements in conducting our business in the PRC, which may not be as effective as direct ownership.

 The VIE Agreements may not be as effective in providing us with control over Guangdong Xingbang as direct ownership.  The VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration proceedings pursuant to PRC laws.  Accordingly, the VIE Agreements would be interpreted in accordance with PRC laws.  If Guangdong Xingbang or its shareholders fail to perform the obligations under the VIE Agreements, including but not limited to default in payment of consulting fees under the Consulting Services Agreement, we may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, and there is a risk that we may be unable to obtain these remedies.  The legal environment in China is not as developed as in other jurisdictions.  As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Agreements.

The pricing arrangement under the VIE Agreements may be challenged by the PRC tax authorities.

We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations.  If the PRC tax authorities determine that the VIE Agreements were not entered into on an arm’s length basis, they may adjust the income and expenses of our company for PRC tax purposes which could result in higher tax liability.

We rely on the approval certificates and business license held by Guangdong Xingbang and any deterioration of the relationship between the WFOE and Guangdong Xingbang could materially and adversely affect the overall business operation of our company.

Pursuant to the VIE Agreements, our business will be undertaken on the basis of the approvals, certificates and business license as well as other requisite licenses held by Guangdong Xingbang.  The advertising and e-commerce industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “PRC Regulation.” There is no assurance that Guangdong Xingbang will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with Guangdong Xingbang is governed by the VIE Agreements, which are intended to provide us, through our indirect ownership of the WFOE, with effective control over the business operations of Guangdong Xingbang.  However, the VIE Agreements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations.  Guangdong Xingbang could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business and stock price could be severely harmed.

If the WFOE exercises the purchase option over Guangdong Xingbang’s equity pursuant to the VIE Agreements, the payment of the purchase price could materially and adversely affect the financial position of our company.

Under the VIE Agreements, the WFOE holds an option to purchase all or a portion of the equity of Guangdong Xingbang at a price, based on the capital paid in by the Guangdong Xingbang shareholders. In the case that applicable PRC laws and regulations require an appraisal of the equity interest or provide other restriction on the purchase price, the purchase price shall be the lowest price permitted under the applicable PRC laws and regulations. As Guangdong Xingbang is already a contractually controlled affiliate to our company, and already remits all of its net profits to us in the form of consulting service fees, the WFOE’s purchase of Guangdong Xingbang’s equity would result in a substantial cash payment from us to the Guangdong Xingbang Shareholders without any corresponding increase in our cash flow or increase in our book value.  Accordingly, payment of the purchase price could adversely affect the financial position of our company.

The shareholders of Guangdong Xingbang have potential conflicts of interest with us, which may adversely affect our business.

Guangdong Xingbang is jointly owned by Mr. Xiaohong Yao and Ms. Dongmei Zhong, who are husband and wife. Mr. Yao and Ms. Zhong also jointly own 56.25% of our common stock.  Mr. Yao and Ms. Zhong may not act completely in the best interests of us or our stockholders (as opposed to their personal interest) and there may be conflicts of interest which may not be resolved in our favor.  For example, Mr. Yao and Ms. Zhong may cause Guangdong Xingbang to delay the payment of consulting services fees to our company via the WFOE or they may cause Guangdong Xingbang to unlawfully terminate the VIE Agreements.  There may be conflicts of interest between their duties to us and their interests as the shareholders of Guangdong Xingbang. We cannot assure you that they will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in our favor. In addition, Mr. Yao and Ms. Zhong could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from making additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to Guangdong Xingbang, are subject to PRC regulations. For example, none of our loans to Guangdong Xingbang may exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to Guangdong Xingbang must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to Guangdong Xingbang may be negatively affected, which could adversely affect Guangdong Xingbang’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Risks Associated With Doing Business in China

There are substantial risks associated with doing business in China, as set forth in the following risk factors.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

We are dependent on our relationship with the local government in the province in which we operate our business.  Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership.  Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters.  The central or local governments of in the PRC jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.  Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Future inflation in China may inhibit our ability to conduct business in China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation.  Rapid economic growth can lead to growth in the money supply and rising inflation.  If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability.  These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation.  High inflation may in the future cause Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Our operations and assets in China are subject to significant political and economic uncertainties.

Changes in PRC laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition.  Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization.  There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

We derive all of our revenues in China and a slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our products and our business.

All of our revenues are generated in China.  We anticipate that sales of our products in China will continue to represent all of our total sales in the near future.  Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue.  The industry in which we are involved in the PRC is relatively new and growing, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our products.  In addition, the Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.  Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in reduced demand for our products.  A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and materially and adversely affect our business.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese Renminbi into foreign currencies and, if Chinese Renminbi were to decline in value, reducing our revenue in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China use their local currency as their functional currencies. Substantially all of our revenue and expenses are in Chinese Renminbi.  We are subject to the effects of exchange rate fluctuations with respect to any of these currencies.  For example, the value of the Renminbi depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of Renminbi to the U.S. dollar had generally been stable and the Renminbi had appreciated slightly against the U.S. dollar.  However, on July 21, 2005, the Chinese government changed its policy of pegging the value of Chinese Renminbi to the U.S. dollar.  Under the new policy, Chinese Renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese Renminbi against the U.S. dollar.  We can offer no assurance that Chinese Renminbi will be stable against the U.S. dollar or any other foreign currency.

Our financial statements are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign consolidated subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign consolidated subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to hedge our exchange rate risks.

The State Administration of Foreign Exchange (“SAFE”) restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively and to pay dividends.

All of our sales, revenues and expenses are denominated in the Chinese currency, Renminbi.  Under PRC law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans.  Currently, our PRC operating subsidiary, We, may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE, by complying with certain procedural requirements.  However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future.  Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

SAFE restrictions may delay the payment of dividends, since we have to comply with certain procedural requirements and we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of WFOE.

Foreign exchange transactions by PRC operating subsidiaries continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE.  In particular, if we, or our PRC operating subsidiary, borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance our operations by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or their respective local counterparts.  These limitations could affect our ability to obtain foreign exchange through debt or equity financing.

The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions.  If the foreign exchange control system prevents us from obtaining foreign currency, we may be unable to pay dividends or meet obligations that may be incurred in the future that require payment in foreign currency.

Because our principal assets are located outside of the United States and a majority of our directors and our officers will reside outside of the United States, it may be difficult for you to enforce your rights based on the United States federal securities laws against us and our officers and directors in the United States or to enforce judgments of United States courts against us or them in the PRC.  In addition, it may be difficult for you to enforce judgments of United States courts against Guangdong Xingbang or our PRC resident directors and officers in the United States.

All of our board of directors and officers are outside of the United States. In addition, our operating subsidiary is located in the PRC and all of its assets are located outside of the United States. China does not have a treaty with United States providing for the reciprocal recognition and enforcement of judgments of courts. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in the PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States federal securities laws or otherwise.   In addition, an investor may have difficulty enforcing a judgment rendered by a United States court against foreign residents such as Guangdong Xingbang and our officers and directors who do not have assets in the United States.

We may have limited legal recourse under PRC laws if disputes arise under our contracts with third parties.

The Chinese government has enacted laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade.  However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable.  If adverse circumstances arise from our business transactions, we face the risk that the parties may seek ways to terminate the transactions, or may hinder or prevent us from receiving the benefits or enforcing our rights in these transactions.  The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under PRC laws, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring.  The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.  Although legislation in China over the past 30 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you.  The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on our operations.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions.  Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China.  If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage.  Although we inform our personnel that such practices are illegal, we can not assure you that our employees or other agents will not engage in such conduct for which we might be held responsible.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with SAFE.  We may also face regulatory uncertainties that could restrict our ability to adopt equity compensation plans for our directors and employees and other parties under PRC laws.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also know as “Circular 78.”  It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company, such as our company, after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan.  In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007.  We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

In the future, we may adopt an equity incentive plan and make numerous stock option grants under the plan to our officers, directors and employees, some of whom are PRC citizens and may be required to register with SAFE.  If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations and ability to attract and retain the most qualified employees, officers and directors may be adversely affected.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our stockholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations, wholly foreign owned enterprises, such as the WFOE, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the WFOE is required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds.  These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Furthermore, if our consolidated subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our consolidated subsidiaries are unable to receive all of the revenues from our operations due to these contractual or dividend arrangements, our results of operations may be adversely affected.

We may have difficulty establishing adequate management, legal and financial controls required for a US publicly listed company.

Our management and our current board do not have experience in the management of public companies.  The PRC historically has been deficient in Western style management and financial reporting concepts and practices, as well as in modern banking, and other control systems.  We may have difficulty hiring and retaining a sufficient number of qualified employees to work in the PRC.  As a result of these factors, and especially given that we expect to be a publicly listed company in U.S. and subject to regulation as such, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet US public listed companies’ standards.  We may have difficulty establishing adequate management, legal and financial controls in the PRC.  Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002 and other applicable laws, rules and regulations.  This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002.  Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business and the public announcement of such deficiencies could adversely impact our stock price.

Compliance with changing regulation of corporate governance and public disclosure, and our management’s inexperience with such regulations will result in additional expenses and creates a risk of non-compliance.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting.  Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.  In addition, our management is located in the PRC has little experience with compliance with U.S. laws (including securities laws).  This inexperience may cause us to fall out of compliance with applicable regulatory requirements, which could lead to enforcement action against us and a negative impact on our stock price.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws.  The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting.  In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting.   Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.  Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to prevent fraud.  As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock.  Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

Risks Related to Our Common Stock

An active and visible trading market for our Common Stock may not develop.

We cannot predict whether an active market for our Common Stock will develop in the future.  In the absence of an active trading market:

●	investors may have difficulty buying and selling or obtaining market quotations;

●	market visibility for our Common Stock may be limited; and

●	a lack of visibility for our Common Stock may have a depressive effect on the market price for our Common Stock.

The trading price of the Common Stock is expected to be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts’ earnings estimates, announcements of innovations by us or our competitors, general conditions in the industry in which we operate and other factors.  These fluctuations, as well as general economic and market conditions, may have a material or adverse effect on the market price of our Common Stock.

The market price for our stock may be volatile.

The market price for our stock may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	conditions in the markets in which we compete;

●	changes in the economic performance or market valuations of our competitors;

●	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar;

●	intellectual property or other litigation; and

●	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.

Our Common Stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our Common Stock, which we plan to have quoted for trading on the OTCBB, may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Exchange Act, as amended.  Our Common Stock may be a “penny stock” if it meets one or more of the following conditions: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is not quoted on the Nasdaq Capital Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.  The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our Common Stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act.  For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account.  Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker-dealer to: (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult and time consuming for holders of our Common Stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain, if any, will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of Common Stock in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be investors’ sole source of gain for the foreseeable future. Moreover, investors may not be able to resell their Common Stock at or above the price they paid for them.

Item 2.  Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

      The following discussion and analysis of our results of operations and financial condition should be read together with our combined and condensed financial statements and the notes thereto and other financial information, which are included elsewhere in this registration statement. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In addition, our financial statements and the financial information included in this registration statement reflect our organization transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

           This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in “Item 1. Business,” “Item 1A. Risk Factors” and elsewhere in this registration statement. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. See “Forward-Looking Statements.”

Overview and Strategy

We are currently running two newspapers, namely ‘Guzhen Lighting Weekly’ and ‘China Ceramics Weekly’.  We also have online versions www.lightcity.cn and www.taocicity.com, which have been integrated into www.ju51.com since April 2009.  Visitors logging onto www.lightcity.cn or www.taocicity.com are automatically directed to www.ju51.com for the two newspapers with similar content. We distribute the two newspapers for free and derive revenue from advertisements in the two newspapers. According to data compiled by China Ranking, an institute which ranks Chinese business in various industries , we have the largest advertising revenue, the largest circulation and the most online visitors for the two newspapers, respectively, among comparable print industry newspapers targeted at the light and lighting industry and ceramics industry, respectively. Besides newspapers, we also provide consulting services to businesses in the lighting and ceramics industry, as well as local governments.

In April 2009, we launched the ju51 Online Community at www.ju51.com (“ju51 Online Community”). ju51 sounds similar to Ju Wu You which means worry-free living in the Mandarin language. The online community is designed to provide information to consumers and businesses in the home furnishing industry throughout China. Based on the ju51 Online Community, we planned to roll out a ju51 online shopping mall (“Ju51 Mall”) in the second half of 2010, a B2B2C e-commerce platform, in the home furnishing industry. It is currently expected to be put in operation on August 1, 2011.  We will keep the advertising and consulting services business through the two newspapers after launching of the Ju51 Mall.

We were formed as a Nevada corporation on April 12, 2011 to acquire operational control over Guangdong Xingbang. Since foreign investors are prohibited or restricted by the laws and regulations of the People’s Republic of China to operate the media and e-commerce business in China, we operate our business through ownership of the WFOE that provides management, consulting, investment and technical services to Guangdong Xingbang. We do not own any direct equity interest in Guangdong Xingbang. In May 2011, the WFOE entered into a series of contractual arrangements which effectively give the WFOE operational control over Guangdong Xingbang despite the lack of direct ownership. As a result of these contractual arrangements, we treat Guangdong Xingbang as a variable interest entity, or VIE, under U.S. generally accepted accounting principles, and we have included its historical financial results in our combined financial statements.

Our subsidiaries Xingbang NV, Xingbang BVI and Xingbang Hongkong are holding companies which do not have any operations or own any assets except for the ownership of the WFOE.  The only current operation of the WFOE is to provide consulting and management services to Guangdong Xingbang.  Currently, we solely rely on results of operations of Guangdong Xingbang.   If the PRC government declares the VIE Agreements are not enforceable, we will not be able to exercise effective control over Guangdong Xingbang and combine the financial results of Guangdong Xingbang.  In such case, our results of operations and financial position will be materially adversely affected.

Guangdong Xingbang derives revenue primarily from two types of business: advertising revenue and revenue from consulting services provided to businesses and local governments in China.  Management anticipates with the launch of ju51 Online Mall, revenue will primarily be generated from Ju51 Online Mall.

Since January 2010, the Chinese government began to put forth policies restraining real estate growth and, as a result, the demand for home furnishings began to decrease in the fourth quarter of 2010.  Manufacturers and distributors cut their advertising and consulting budgets in the first quarter of 2011 and the decreased demand had a significant impact on our deferred revenue in the first quarter of 2011.  Management believes it is possible for the Chinese government to continue its policy to restrain high housing prices in the foreseeable future. Such policy is intended to incentivize consumers who previously were not able to afford the high prices to be able to purchase homes and spend on home furnishings.  Prior to the policy change, many apartments and houses were purchased by speculators who bought them and did not spend any money to furnish them.  We believe an increased number of home buyers buying for personal occupancy will lead to increased growth in the home furnishings market and we expect to see more aggressive marketing initiatives by the home furnishings industry in the future.

As part of our operation of the ju51 Mall, we will seek to capitalize on our relationship with distributors. We will engage the distributors, or “channel service providers”, to develop potential advertising and consulting services clients and distribute our newspapers.  Distributors will receive commission based on the advertising and consulting services revenue generated by such distributor, and will be compensated for its distribution costs.   As a result of our expanded client base and distribution network, and our management’s resumption of efforts in advertising and consulting services, we believe the number of advertising and consulting services clients will increase along with advertising and consulting revenues in the foreseeable future.

Critical Accounting Policies and Estimates

                 In preparing our combined and condensed combined financial statements in conformity with accounting principles generally accepted in the United States, we make estimates and assumptions that affect the accounting, recognition and disclosure of our assets, liabilities, stockholders’ equity, revenues and expenses. We make these estimates and assumptions because certain information that we use is dependent upon future events, cannot be calculated with a high degree of precision from data available or cannot be readily calculated based upon generally accepted methodologies. In some cases, these estimates are particularly difficult and therefore require a significant amount of judgment. Actual results could differ from the estimates and assumptions that we use in the preparation of our combined and condensed financial statements. Below is a summary of our most important accounting policies that may affect our combined and condensed financial statements.

Basis of Combination. Subsidiaries are entities (including special purpose entities) over which we have the power to control the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether we control another entity. Subsidiaries are fully consolidated from the date on which control is transferred to us, or combined in circumstances where retroactive effect is applied, from the beginning of the first period the financial statements are presented. They are excluded from consolidation from the date that control ceases. Intra-group transactions, balances and unrealized gains on transactions between our combined companies are eliminated in preparing our combined and condensed financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Business Combinations. Business combinations (other than for entities under common control) will be accounted for by applying the purchase method. This involves the revaluation at fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the combined balance sheet at their fair values, which are also used as the bases for subsequent measurement in accordance with our accounting policies. Goodwill represents the excess of the cost of a business combination or an investment over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the cost of acquisition is less than the fair value of the net identifiable assets of the subsidiary acquired, the difference would be recognized directly in the combined income statements.

Use of estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents. For purpose of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits with a bank with a maturity of less than three months.

Accounts receivable. We extend unsecured credit to our individual customers in the ordinary course of business but mitigate the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on managements’ assessment of the credit history with the customers and current relationships with them.

Property and equipment. Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expenses as incurred.

Depreciation is provided on a straight-line basis, less estimated residual value over the assets’ estimated useful lives.  The estimated useful lives are as follows:

Leasehold improvements                                 3 Years
Motor vehicle                                                    5 Years
Office equipment                                               5 Years

Website development costs. Website development costs are stated at cost, less accumulated amortization and are amortized over the assets’ estimated useful lives of 10 years from the date the costs were incurred.

Long-lived assets. The Company accounts for long-lived assets under the FASB Codification Topic 360 (ASC Topic 360) “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets”. In accordance with ASC Topic 360, long-lived assets held and used by the Company are reviewed for impairment annually in the fourth quarter or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. The long-lived assets of the Company, which are subject to evaluation, consist primarily of property, plant and equipment and website development costs. For the years ended December 2010 and 2009, the Company has not recognized any allowances for impairment.

Fair value of financial instruments. ASC 820 Fair Value Measurements and Disclosures defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).” The standard establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820, among other things, requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair Value Hierarchy. ASC 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flows models and similar techniques.

Revenue recognition. We recognize revenues under ASC 605, Revenue Recognition when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable and collectability of the fees is reasonably assured.

Advertising. We publish two weekly newspapers, namely Guzhen Lighting Weekly and China Ceramic Weekly.  The newspapers are distributed free of charge to manufacturers, dealers, accessory providers and decoration designers engaged in lighting and ceramics industries in the PRC. We derive revenue from sale of advertising spaces within the newspaper. Newspaper advertising contracts generally have a term of one year or less. The customers usually pay the fees in advance which are recorded as deferred revenue under current liabilities. The advertising revenue is recognized as income when the advertisements are published in the newspapers or the related advertising services are rendered.

Consulting services. We provide various consulting services to our clients in the PRC based on a negotiated fixed-price time contract. The clients usually pay the fees in advance when the contract is signed or before the commencement of work. We recognize these services-based revenues from contracts when (i) services are rendered; (ii) clients recognized the completion of services; and (iii) collectability is reasonably assured. Fees received in advance are recorded as deferred revenue under current liabilities.

Income taxes. Income taxes are accounted for under the asset and liability method in accordance with ASC 740-10. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the profit or loss, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Foreign currency transactions. Our functional currency is Renminbi (“RMB”). Foreign currency transactions during the year are translated to the functional currency at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date. Non-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the asset or liability was acquired. Exchange gains or losses are recorded in the statement of operations.

The financial statements are translated into United States Dollars (“US$”) using the closing rate method. The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates. The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year. All exchange differences are recorded within equity.

Segments. ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. We have determined we have two reportable segments, advertising and consulting services.

Results of Operations — Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

The following table presents, for the periods indicated, our combined unaudited statement of operations for the three months ended March 31, 2011 and March 31, 2010. Our first quarter 2011 results may not be indicative of our full year results for our fiscal year ending December 31, 2011 or future quarterly periods.

	Three months ended March 31,
	2011	2010
	(Unaudited)	(Unaudited)
Revenue
Advertising
Lighting	$342,697	$702,669
Ceramics	15,845	91,662
Subtotal	358,542	794,331
Consulting service	675,053	144,853
Total revenue	1,033,595	939,184
Cost of Revenue
Advertising
Lighting	89,475	146,589
Ceramics	68,835	81,718
Subtotal	158,310	228,307
Consulting service	60,596	56,980
Total cost of revenue	218,906	285,827
Gross Profit	814,689	653,897
Operating Expenses
Selling, general and administrative expenses	800,293	843,139
Amortization	4,828	4,296
Depreciation	27,182	27,912
Total operating expenses, net	832,303	875,347
Net Loss from Operation	(17,614)	(221,450)
Other Income (Expenses)
Interest income	703	719
Interest expenses	(4,792)	(7,146)
Other income	1,557	549
Other expenses	(617)	(1,051)
Loss on disposal of property and equipment	(1,097)	-
Total other expenses, net	(4,246)	(6,929)
Net Loss Before Taxes	(21,860)	(228,379)
Income tax benefit	3,279	34,257
Net Loss	(18,581)	(194,122)
Other Comprehensive Income-Foreign currency translation gain (loss)	5,350	(82)
COMPREHENSIVE LOSS	$(13,231)	$(194,204)
Net Loss Per Share-Basic and Diluted	$(0.00)	$(0.00)
Weighted Average Number of Shares Outstanding During the Period -Basic and Diluted	79,999,000	79,999,000

Revenue

During the three months ended March 31, 2011, the total revenue was $1,033,595, of which the advertising revenue was $358,542, and the consulting revenue was $675,053. During the three months ended March 31, 2010, the total revenue was $939,184, of which the advertising revenue was $794,331, and the consulting revenue was $144,853. The increase in total revenue was attributable to the increase of consulting revenue, increasing by $530,200, or approximately 366%. By contrast, advertising revenue decreased by $435,789, or approximately 55%. The significant increase in the consulting services revenue was due to the fact that we changed our service offerings in the first half of 2010 when we put more effort on consulting services and the fact that the amount of revenue generated from consulting services for the same period in the prior year was relatively low.

The reason for the decrease in advertising revenue is that we put mort effort on rendering consulting services, which includes special coverage of business clients and their products in our own periodicals and websites by providing in-depth analysis and review of their products and services, as well as soliciting broader public awareness of its brands.  We believe such special coverage is more effective than traditional advertising and more appealing to their target market.  After launch of the ju51 Mall, we expect traditional advertising revenue will increase as we expect to have a more attractive advertising platform.

Cost of revenue

Cost of revenue is comprised of printing cost, editorial fee, agent fee, salaries of consulting service providers and business tax relating to advertising and service rendered.

Cost of revenue for the three months ended March 31, 2011 was $218,906, as compared to $285,287 for the three months ended March 31, 2010, a decrease of $66,381, or approximately 23% which was the result of decrease of cost of revenue in advertising, which was $69,997, or approximately 30.7%. The reason for the decrease of cost of revenue in advertising was that we did not print the Home Furnishing Yellow Page for the three months ended March 31, 2011, which resulted in a decrease in printing cost. The cost of consulting services increased from $56,980 for three months ended March 31, 2010 to $60,596 for the same period in 2011, an increase of $3,616, or approximately 6%, which was attributable to the increase in business tax and surcharge caused by the increase in consulting services.

Gross profit

Gross profit was $814,689 for the three months ended March 31, 2011, an increase of $160,792, or approximately 24.6%, compared to gross profit of $653,897 for the three months ended March 31, 2010. The reason for the increase was due to the increase of revenue in consulting services and decrease of cost of revenue in advertising.

Operating expenses

                  Operating expenses consist mainly of selling, general and administrative expense, amortization and depreciation.

Operating expenses for the three months ended March 31, 2011 were $832,303, including $800,293 in general, selling and administrative expenses, $4,828 in amortization and $27,182 in depreciation. Operating expenses for the three months ended March 31, 2010 were $875,347 composed of $843,139 in general, selling and administrative expenses, $4,296 in amortization, and $27,912 in depreciation. The decrease in operating expenses from the first quarter in 2010 to the first quarter in 2011 was $43,044, or approximately 5%. Of this, selling, general and administrative expenses decreased $42,846, or approximately 5%, with amortization and depreciation almost leveling off for the same period.

Other expenses, net

Other expenses, net, consist of net of interest income and other income, interest expense and loss on sale of property and equipment.

Other expenses, net, for the three months ended March 31, 2011 were $4,246 as compared to $6,929 for the three months ended March 31, 2010, a decrease of $2,683, or approximately 39%. The decrease in other expenses, net was primarily attributable to the increase of other income, which was $1,008, and the decrease of interest expense, which was $2,354.

Income tax benefit

Income tax benefit was $3,279 for the three months ended March 31, 2011, as compared to $34,257 for the three months ended March 31, 2010. The decrease in income tax benefit was mainly attributable to the decrease of net loss before taxes. Our effective income tax rate was 15% for the first quarter in 2011 and 2010, because we were qualified as a “New or High Technology Enterprise” which was subject to review every year.

Net loss

Net loss was $18,581 and $194,122 for the three months ended March 31, 2011 and 2010, respectively. The decrease was the result of an increase in revenue and decrease in cost of revenue and operating expense.

Other comprehensive income

Other comprehensive income was $5,350 and ($82) for the three months ended March 31, 2011 and 2010, respectively. The increase in foreign currency translation gains was primarily caused by an increase in the RMB to U.S. dollar exchange rate in 2011 compared to 2010.

Results of Operations — Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents, for the years indicated, our combined statement of operations information.

	For the Years ended December 31,
	2010	2009
Revenue
Advertising
Lighting	$2,987,153	$3,177,348
Ceramics	483,340	214,829
Subtotal	3,470,493	3,392,177
Consulting service	1,756,188	1,289,473
Total revenue	5,226,681	4,681,650
Cost of Revenue
Advertising
Lighting	544,753	698,760
Ceramics	333,441	360,068
Subtotal	878,194	1,058,828
Consulting service	303,294	161,365
Total cost of revenue	1,181,488	1,220,193
Gross Profit	4,045,193	3,461,457
Operating Expenses
Selling, general and administrative expenses	2,703,334	2,790,326
Amortization	18,706	11,246
Depreciation	107,856	111,569
Total operating expenses, net	2,829,896	2,913,141
Net Income From Operation	1,215,297	548,316
Other Income(Expenses)
Interest income	2,605	2,390
Interest expenses	(36,608)	(38,964)
Other income	6,620	242
Other expenses	(3,977)	(9,503)
Loss on disposal of property and equipment	(15,631)	-
Total other expenses, net	(46,991)	(45,835)
Net Income Before Tax	1,168,306	502,481
Income Tax Expenses	(123,942)	(14,728)
Net Income	1,044,364	487,753
Other Comprehensive Income-Foreign currency translation gain (loss)	$19,269	$(610)
Comprehensive Income	$1,063,633	$487,143
Net Income Per Share-Basic and Diluted	$0.01	$0.01
Weighted Average Number of Shares Outstanding During the Year -Basic and Diluted	79,999,000	79,999,000

Revenue

During the year ended December 31, 2010, we had total revenue of $5,226,681. Of this, $3,470,493 was attributable to revenue generated from advertising, and $1,756,188 was attributable to consulting services rendered. During the year ended December 31, 2009, we had total revenue in the amount of $4,681,650. Of this, $3,392,177 was attributable to revenue generated from advertising, and $1,289,473 was attributable to consulting services rendered. The increase in our actual revenue from the year ended December 31, 2009 to the year ended December 31, 2010 was $545,031, or approximately 11.64%. The increase in revenue was the result of more consulting services rendered and the increase of advertising in China Ceramics Weekly. The decrease of advertising revenue generated by Guzhen Lighting Weekly was the result that we put more effort on promoting consulting service to our customers.

Cost of revenue

Cost of revenue is comprised of printing cost, editorial fee, agent fee, salaries of consulting service providers and business tax relating to advertising and service rendered.

Cost of revenue for the year ended December 31, 2010 was $1,181,488, as compared to $1,220,193 for the year ended December 31, 2009, a decrease of $38,705, or approximately 3.2%. The reason for the decrease was the drop of cost of advertising, which was $180,634, or approximately 17%. The cost of consulting services increased from $161,365 in 2009 to $303,294 in 2010, an increase of $141,929, or approximately 88%, which was attributable to the increase in salaries as well as business tax and surcharges in generating consulting revenue.

Gross profit

Gross profit was $4,045,193 in 2010, an increase of $583,736, or approximately 16.9%, compared to gross profit of $3,461,457 in 2009. The reason for the increase was due to the increase in consulting revenue and advertising revenue generated by China Ceramics Weekly, and the decrease in cost of advertising.

Operating expenses

Operating expenses consist of selling, general and administrative expense, amortization and depreciation.

Operating expenses for the year ended December 31, 2010 were $2,829,896, including $2,703,334 in general, selling and administrative expenses, $18,706 in amortization and $107,856 in depreciation. Operating expenses for the year ended December 31, 2009 were $2,913,141, composed of $2,790,326 in general, selling and administrative expenses, $11,246 in amortization, and $111,569 in depreciation. The decrease in operating expenses from the year ended December 31, 2009 to the year ended December 31, 2010 was $83,245, or approximately 2.9%. Of this, selling, general and administrative expenses decreased $86,992, or approximately 3.1%, amortization increased $7,460, or approximately 66%, and depreciation decreased $3,713, or approximately 3.3%.

Other expenses, net

Other expenses, net, consist mainly of net of interest income and other income, interest expense and loss on sale of property and equipment.

Other expenses, net for the year ended December 31, 2010 were $46,991 as compared to $45,835 for the year ended December 31, 2009, an increase of $1,156, or approximately 2.5%. The increase in other expenses, net was primarily attributable to the increase of loss on sale of property and equipment which was $15,631.

Income tax expense

Income tax expense was $123,942 for the year ended December 31, 2010, as compared to $14,728 for the year ended December 31, 2009. The increase in income tax expense was mainly attributable to the increase of revenue, decrease in cost of revenue and operating expense, net. Our effective income tax rate was 15% for the year 2010 and 2009, because we were qualified as a “New or High Technology Enterprise” under PRC laws, which was subject to review every year.

Net income

Net income was $1,044,364 and $487,753 for the year ended December 31, 2010 and 2009, respectively. The increase was the result of increase in revenue, decrease in cost of revenue, and operating expense.

Other comprehensive income

Other comprehensive income was $19,269 and ($610) for the year ended December 31, 2010 and 2009, respectively. The increase in foreign currency translation gains was primarily caused by the increase in the RMB to U.S. dollar exchange rate in 2010 compared to 2009.

Liquidity and Capital Resources

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on hand and demand deposits at a bank. We had $94,774, $737,939 and $713,593 of cash and cash equivalents on hand as of March 31, 2011, December 31, 2010 and December 31, 2009, respectively. There was a decrease of $643,165 in our cash and cash equivalents from December 31, 2010 to March 31, 2011, which was largely attributable to the increase of net cash used in operating activities and net cash used in investing activities.

The increase in our cash and cash equivalents from December 31, 2010 to December 31, 2009 was largely attributable to a decrease in net cash provided by operating activities, net cash used in investing activities, which was $318,241 and $875,297, respectively, and increase of net cash used in financing activities, which was $428,774, on a period-to-period basis.

We require cash for working capital, capital expenditures, repayment of debt, salaries, commissions and related benefits and other operating expenses and income taxes. We expect that our working capital needs will increase for the foreseeable future, as we continue to develop and grow our business. See “Item 1. Business — Our Business Strategy.”

The following table summarizes our cash flows for the three months ended March 31, 2011 and 2010:

	For the Three Months Ended March 31,
	2011	2010
Net cash provided by operating activities	$(220,456)	$222,528
Net cash used in investing activities	$(425,400)	$(51,828)
Net cash provided by financing activities	$-	$(77,976)

Net Cash Provided by Operating Activities. Net cash provided by operating activities decreased from $222,528 to $220,456. The most significant items affecting the comparison of our operating cash flow for the three months ended March 31, 2011 and 2010 are summarized below:

●
    Decrease in cash net loss from operations-- Our net loss from operations, excluding depreciation and amortization, was $13,429 and $161,914 for the first quarter of 2011 and 2010, respectively, decreased by approximately $0.2 million on a period-to-period basis.

●
   Increase in changes in prepaid expenses and other current assets-- Prepaid expenses and other current assets increased by $151,706 during the three months ended March 31, 2011, while they increased by $54,228 in the first quarter of 2010.  The period to period increase in change in prepaid expenses and other current assets was largely attributable to the prepayment of rent for the office and payment of security deposit relating to the rent of office space.

●
   Increased decrease in other payables and accrued expenses--Other payables and accrued expenses decreased by $108,568 during the three months ended March 31, 2011, while they decreased by $57,711 in the first quarter of 2010. Other payables and accrued expenses consisted of accrued welfare, accrued expense, receipt in advance, other tax payable, other payable and accrued wages.

●
   Declined increase in deferred revenue—deferred revenue increased by $36,116 and $598,314 for the three months ended March 31, 2011 and 2010, respectively. The reasons for the declined increase was that we entered into fewer agreements for advertising and consulting services for the first quarter of 2011, compared to the same period in 2010. This was mainly because we focused on the preparation of the Ju51 Online Mall in the first quarter of 2011.  Due to our limited management capacity, we were not able to continue to put the same amount of effort in the development and marketing of our advertising and consulting services.  In addition, from January 2010, the Chinese government began to put forth policies restraining the real estate growth and, as a result, the demand for home furnishings began to decrease in the fourth quarter of 2010.  The Manufacturers and distributors cut their advertising and consulting budgets in the first quarter of 2011 and the decreased demand had a significant impact on our deferred revenue in the first quarter of 2011.   Management believes it is possible for the Chinese government to continue its policy to restrain high housing prices in the foreseeable future. Such policy is intended to incentivize consumers who previously were not able to afford the high prices to be able to purchase homes and spend on home furnishings.  As part of our operation of the ju51 Mall, we will seek to capitalize on our relationship with distributors. We will engage the distributors, or “channel service providers”, to develop potential advertising and consulting services clients and distribute our newspapers.  The distributor will receive commission based on the advertising and consulting services revenue generated by such distributor, and will be compensated for its distribution costs.   As a result of our expanded client base and distribution network, and our management’s resumption of effort in advertising and consulting services, we believe the number of advertising and consulting services clients will increase along with the advertising and consulting revenues, in the foreseeable future.  Therefore, we do not believe the declined increase in deferred revenue constitutes a material trend.

Net Cash Used in Investing Activities. Our investing activities for the three months ended March 31, 2011 and 2010 used cash of $425,400 and $51,828, respectively. This increase was due to the short term loan of RMB 3,300,000 ($501,489) to Ms. Dongmei Zhong who only repaid RMB 500,000 ($75,983) during the period ended March 31, 2011. Ms. Zhong repaid RMB2.8 million ($425,506) in April 2011.

Net Cash Used in Financing Activities. Net cash used in financing activities was $0 and $77,976 for the three months ended March 31, 2011 and 2010, respectively. The reason for the decrease was that we did not make any repayment to any related company. From December 31, 2010 to March 31, 2011, we did not owe any money to our stockholders.

The following table summarizes our cash flows for the years ended December 31, 2010 and 2009:

	For the Years Ended December 31,
	2010	2009
Net cash provided by operating activities	$680,102	$998,343
Net cash used in investing activities	$(300,459)	$(1,175,756)
Net cash provided by financing activities	$(379,658)	$49,116

Net Cash Provided by Operating Activities. Net cash provided by operating activities decreased from $1 million to $0.7 million. The most significant items affecting the comparison of our operating cash flow for the years ended December 31, 2010 and 2009 are summarized below:

●
    Improvement in cash income from operations--Our income from operations, excluding depreciation and amortization, increased by approximately $0.7 million on a period-to-period basis, from approximately $0.61 million in 2009 to $1.17 million in 2010, which positively impacted our cash flows from operations.

●	Declined increase in deferred revenue—Deferred revenue decreased by $55,259 in 2010, while they increased by approximately $0.35 million in 2009.

●
   Decrease in other payables and accrued expenses—Other payables and accrued expenses decreased by approximately $0.53 million in 2010, while they increased by $5,018 in 2009. Other payables and accrued expenses consisted of accrued welfare, accrued expense, receipts in advance, other tax payable, other payable and accrued wages. The decrease in other payables and accrued expenses was the result of the decrease in accrued salaries and staff welfare, rental payable to stockholders and advances from customers, which decreased $319,977, $110,743 and $144,644, respectively, as these were paid on or before December 31, 2010.

Net Cash Used in Investing Activities. Our investing activities for the years ended December 31, 2010 and 2009 used cash of $0.3 million and $1.2 million, respectively. This improvement in cash used by investing activities was largely caused by a decrease of $0.61 million due from related companies, of $111,217 in website development, and of $142,149 due from a director, respectively, on a period-to-period basis.

Net Cash Provided by Financing Activities. The most significant items affecting the comparison of our cash flows provided by financing activities for the years ended December 31, 2010 and 2009 are summarized below:

●
Bank loan borrowed--In June 2010, Guangdong Xingbang borrowed RMB5,000,000 ($738,596) from Shenzhen Development Bank (the “June 2010 Bank Loan ”). The June 2010 Bank Loan bears an interest rate of the then effective prime rate announced by the People’s Bank of China (“PBOC”) plus 10% of the prime rate per annum, and is collateralized by certain property owned by Mr. Yao and Ms. Zhong.  The loan was paid in full on April 15, 2011.

●	Bank loan repaid—Guangdong Xingbang repaid RMB 3,000,000 ($443,158) of the June 2010 Bank Loan in September 2010.

●	Repayment of existing amounts due to our stockholders— In April 2010, Guangdong Xingbang repaid RMB 3,316,780 ($489,952) to Mr. Yao and Ms. Zhong.

From time to time, the Guangdong Xingbang Shareholders and entities controlled by Mr. Yao borrow funds from Guangdong Xingbang.  Guangdong Xingbang borrows funds from the Guangdong Xingbang Shareholders from time to time when it is short of cash for operations.  All of the related party loans have been paid off as of the date of this Form 10 and we do not intend to make such loans in the future absent a reasonable business purpose. The Audit Committee will be reviewing all related party transactions and will determine, on a case by case basis, what constitutes a “reasonable business purpose” pursuant to the authority the Board grants to the Audit Committee.

Capital Resources

We had working capital of approximately $0.4 million as of March 31, 2011 and working capital of approximately $0.4 million and deficit of approximately $0.7 as of December 31, 2010 and 2009 respectively. The reason for the working capital deficit in 2009 was primarily attributed to the increase in due to a related company, due to stockholders, and deferred revenue which increased by $201,737, $485,818 and $353,449, respectively, compared with the amounts as of December 31, 2008. The amount due to a related company was certain amounts owned by Guangdong Xingbang to Zhongshan Xingbang, a company under common control of Mr. Yao. The amount due to stockholders was repaid by us in July 2010.

Under the VIE Agreements, Guangdong Xingbang pays the WFOE a consulting service fee, payable in RMB each quarter, equivalent to all of its net income for such quarter based on its quarterly financial statements, prepared in accordance with generally accepted accounting principles of the PRC. The WFOE then may transfer the cash payment to the offshore holding companies (Xingbang HK, Xingbang BVI and Xingbang NV) via dividend payment, after deduction of relevant taxes.   If we obtain funds through financing in the US, Xingbang Hongkong may invest in the WFOE.  It is generally prohibited for PRC resident enterprises, including foreign owned entities, to make inter-company loans.  However, management believes it is in compliance with current PRC law for the WFOE to deposit the funds into a PRC bank account and request the PRC bank to lend the funds to Guangdong Xingbang.

We are a holding company with no significant revenue-generating operations of our own, and thus any cash flows from operations are and will be generated by Guangdong Xingbang through our WFOE’s existing consulting services management arrangement with Guangdong Xingbang. Our ability to service our debt and fund our ongoing operations is dependent on the results of these operations and their ability to provide us with cash. The WFOE’s ability to make loans or pay dividends are restricted under PRC law and may be restricted under the terms of future indebtedness, its governing documents or other agreements. Based upon the cash on hand, anticipated cash to be received from our operations and the expected availability of cash from Guangdong Xingbang’s shareholders, we believe that our sources of liquidity will be sufficient to enable us to meet our cash needs for at least the next 12 months.  Nonetheless, our liquidity and capital position could be adversely affected by:

●	Loss of revenue from advertising, consulting service or from the launch of the ju51 Online Mall, expected to be opened August 1, 2011;

●	Guangdong Xingbang’s delay or discontinuance of payment of consulting fees under the VIE agreements;

●	the change of policy on accounts receivable;

●	the enactment of new laws and regulations;

●	our inability to grow our business as we anticipate by expanding our existing advertising, consulting service and operation of the new e-commerce business;

●	any other changes in the cost structure of our underlying business model; and

●	any of the other risks and uncertainties described in “Item 1A. Risk Factors.”

Debt Obligations

The following is a summary of amounts outstanding under our debt obligations as of March 31, 2011, December 31, 2010 and December 31, 2009.

	March 31,	December 31	December 31
(in US dollar)	2011	2010	2009
Due to related company	18,895	18,775	201,737
Due to stockholders	-	-	485,818
Loan agreement note payable	304,873	302,948	-
Total debt	323,768	321,723	687,555

Due to related company

As of March 31, 2011, December 31, 2010 and December 31, 2009, Guangdong Xingbang owed Zhongshan Xingbang $18,895, $18,775 and $201,737 respectively under an unsecured, interest-free, demand loan.   Zhongshan Xingbang Purchase & Exhibition Service Co., Ltd. is an entity controlled by Mr. Xiaohong Yao, our Chairman of the Board, CEO and President.  As of March 31, 2011, Guangzhou Xingbang Industry Culture & Communication Co., Ltd. ( “Xingbang Culture” ) owed Guangdong Xingbang $239,424 under an interest-free, unsecured, demand loan,  Zhongshan Xingbang owed Guangdong Xingbang $849,014, under an interest-free, demand loan, which was guaranteed by Mr. Xiaohong Yao. Mr. Yao, repaid RMB5,569,617.06 ($849,014) for Zhongshan Xingbang, as a guarantor, to us on April 28, 2011, and Xingbang Culture repaid RMB900,000 ($137,193), to us on April 29, 2011, respectively. Mr. Yao is the controlling shareholder of Zhongshan Xingbang and Xingbang Culture.

Due to stockholders

As of March 31, 2011, December 31, 2010 and December 31, 2009, Guangdong Xingbang owed Mr. Yao and Ms. Zhong $0, $0 and $485,818, respectively.

 Loan agreement

As of June 7, 2010, Guangdong Xingbang borrowed RMB5,000,000 ($738,596), at the interest rate of PBOC’s then effective prime rate plus 10% of the prime rate per annum from Shenzhen Development Bank (the “June 2010 Bank Loan’). The June 2010 Bank Loan had a one-year term. In September 2010, Guangdong Xingbang repaid RMB3,000,000 ($443,158) to the bank, and then repaid the remaining RMB2,000,000 ($302,948) in April 2011.

   Off-Balance Sheet Arrangements

As of March 31, 2011, December 31, 2010 and December 31, 2009, we did not have any off-balance sheet obligations involving unconsolidated subsidiaries that provide financing or potentially expose us to unrecorded financial obligations. All of our obligations with respect to Guangdong Xingbang have been presented on our combined balance sheets as of each such date.

Related Party Transactions

See “Item 7. Certain Relationships and Related Transactions, and Director Independence — Certain Relationships and Related Transactions”, Note 12 to our condensed combined financial statements as of March 31, 2011 and for the three months ended March 31, 2011 and 2010, and Note 13 to our combined financial statements as of and for the years ended December 31, 2010 and 2009, for more information on related-party transactions.

Recently Issued Accounting Pronouncements

In July 2010, the FASB issued ASU 2010-20 Receivable (Topic 310) disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) the aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) the nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. In January 2011, FASB issued ASU 2011-1. The amendments temporarily delay the effective date of the disclosures about troubled debt restructurings in Accounting Standards Update No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. The deferral in this amendment is effective upon issuance. The adoption of ASU 2010-20 did not have a material impact on the Company’s financial statements.

In August 2010, FASB issued ASU 2010-21 Accounting for Technical Amendments to Various SEC Rules and Schedules. Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. This Accounting Standards Update amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The adoption of ASU 2010-21 did not have a material impact on the Company’s financial statements.

In August 2010, FASB issued ASU 2010-22 Accounting for Various Topics-Technical Corrections to SEC paragraphs (SEC Update). This Accounting Standards Update amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The adoption of ASU 2010-22 did not have a material impact on the Company’s financial statements.

In December 2010, FASB issued ASU 2010-28 Intangibles—Goodwill and Other (Topic 350)- When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted.  Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The adoption of ASU 2010-28 did not have a material impact on the Company’s financial statements.

In December 2010, FASB issued ASU 2010-29 Business Combinations (Topic 805)-Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of: ASU 2010-18 did not have a material impact on the Company’s financial statements.

Item 3.  Properties.

Our corporate offices are located at 7/F West Tower, Star International Mansion, No.6-20 Jinsui Rd.,Tianhe District, Guangzhou, Guangdong Province, PRC.   Under the current PRC laws, land is owned by the state, and parcels of land in rural areas which is known as collective land is owned by the rural collective economic organization. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.  Our Chairman, Chief Executive Officer, and President Mr. Xiaohong Yao and his wife, Ms. Dongmei Zhong, jointly own the land use right of units 703 and 705, which constitute about two thirds of our total office area.   We entered into a two-year lease agreement with Mr. Yao and Ms. Zhong, whereby we are obligated to pay monthly rent of approximately RMB 81,781 (approximately $12,467).  We believe the rent is reasonable and in accordance with the market price. We lease the remaining one third of our corporate office, Unit 702, from an independent third party whereby we pay monthly rent of approximately RMB 39,330 (approximately $5,810).  The lease term was from March 1, 2010 to February 28, 2011.  We no longer lease such space.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

As of the date of this Registration Statement, there were 80,000,000 shares of Common Stock outstanding.  The following table sets forth certain information known to us with respect to the beneficial ownership of Common Stock as of that date by (i) each of our directors, (ii) each of our executive officers, and (iii) all of our directors and executive officers as a group.  Except as set forth in the table below, there is no person known to us who beneficially owns more than 5% of our common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Class (2)
Xiaohong Yao	45,000,000 (3)	56.25%
Xiaole Zhan	8,000,000(4)	10%
EastPark Capital Group Limited	4,000,000	--
Haigang Song	--	--
Joseph Levinson	--	--
Gangxian Su	--	--
Xingzheng Tan	--	--
Fei Wu	--	--
All directors and officers as a group (7 people)	53,000,000	66.25%

 (1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2) The percentage of class is based on 80,000,000 shares of Common Stock issued and outstanding as of the date of this Registration Statement.

(3) Includes 44,999,000 shares of our common stock owned of record by Future Media International Limited and 1,000 shares of our common stock owned of record by Mr. Xiaohong Yao. Mr. Yao is the sole director of Future Media International Limited and the record holder of 90% of its capital stock and may be deemed beneficial owner of such shares. Ms. Dongmei Zhong, the wife of Mr. Yao holds 10% of the capital stock of  Future Media International Limited.

(4) Includes 8,000,000 shares of our common stock owned of record by World Achiever Limited. Xiaole Zhan is the sole director and holder of all of the capital stock of World Achiever  Limited and thus may be deemed the beneficial owner of such shares.

Item 5.  Directors and Executive Officers.

The following table sets forth the name, age, and position of our sole officer and director after the Closing Date.  Executive officers are elected annually by our Board of Directors.  Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by our stockholders at the annual meeting.  Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
Xiaohong Yao	45	Chairman of the Board of Directors, President, Chief Executive Officer
Haigang Song	45	Director, Interim Chief Financial Officer, Treasurer and Secretary
Xiaole Zhan	29	Director, Marketing Manager.
Joseph Levinson (1) (2)	35	Director (Chairman of the Audit Committee)
Gangxian Su (1) (2) (3)	46	Director (Chairman of the Compensation Committee)
Xingzheng Tan (2) (3)	56	Director (Chairman of the Nominating and Corporate Governance Committee).
Fei Wu (1) (3)	46	Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee

Xiaohong Yao.  Mr. Yao has been our Chairman of the Board of Directors, President and Chief Executive Officer since our inception. Mr. Yao is the founder of Guangdong Xingbang and has been the Chief Executive Officer and President of Guangdong Xingbang since its inception in 2002.  Mr. Yao has been engaged in the media industry for 24 years, and is proficient in digital media management and market operations. Mr. Yao is currently the executive president of the School of Modern Industry, Guangzhou University, the president of the Academy of South China Modern Market Economics, the standing director of the China General Chamber of Commerce, the vice-chairman of the China Foundation of Consumer Protection and the vice-chairman of the Guangdong SME Financial & Listing Promotion Association. Mr. Yao is also Commissioner in the China Planning Assessment Activity and the National After-Sale Assessment Activity, the National Retailer and Supplier Fair Transaction Assessment Activity, which are affiliated with the China General Chamber of Commerce.  Mr. Yao graduated from Sun Yat-sen University with an MBA degree. Mr. Yao’s extensive experience in the advertising and consulting industry, his acute vision and outstanding leadership capability, as well as his commitment to the Company make him well-qualified in the Board’s opinion to serve as our Chairman of the Board.

Haigang Song. Mr. Song has been the director and interim Chief Financial Officer since our inception.  He joined Guangdong Xingbang as a deputy finance controller in July 2006. From February 2005 to June 2006, Mr. Song worked in Guangdong Apples Industrial Co., Ltd as financial manager. Mr. Song graduated from Jiangxi University of Finance & Economics. Mr. Song is a Certified Senior Business Trainer in China. Mr. Song has approximately twenty years of experiences in accounting and financial management. We believe his long-term relationship with Guangdong Xingbang and insight into our business qualifies him as one of our directors.

Xiaole Zhan. Mr. Zhan has been our director and Marketing Manager since our inception. Mr. Zhan joined Guangdong Xingbang in June 2002 and has since been appointed as editor in chief of the Newspaper Management Center and executive manager of the Project Client Department. Mr. Zhan obtained his bachelor degree from Hunan University of Technology in 2002, majoring in advertising communication. Mr. Zhan is a Certified Senior Business Planner in China. Mr. Zhan has accumulated substantial institutional knowledge of our business and operations. Mr. Zhan’s in-depth knowledge and extensive experience in the media industry and home-furnishing industry make him well positioned for his role as one of our directors.

Joseph Levinson. Mr. Levinson was appointed as an independent director and Chairman of our Audit Committee in June 2011. Mr. Levinson speaks, reads and writes Chinese fluently and has vast experience working with Chinese companies. Mr. Levinson has been a director for China Growth Corp, a water purification system manufacturer, from March 2011 to present and a director for China AgriCorp, Inc., a soybean producer in China, from April 2011 to present.  Mr. Levinson was a director for Energroup Holdings Corp., a pork producer, from April 2010 to January 2011, a director for China 3C Group, an electronics company in China, from May 2007 to January 2009 and a director for Sino Clean Energy, Inc., a clean coal manufacturer, from April 2011 to May 2011.  Mr. Levinson was previously a Manager in the banking practice of the New York office of Deloitte and Touche and was involved in numerous transactions involving complex financial structures. Mr. Levinson also previously worked at KPMG in New York and Hong Kong. In the 1990s, Mr. Levinson served as an executive of Hong Kong Stock Exchange-listed China Strategic Holdings, where his major responsibilities included its subsidiary, China Tire, one of the first Mainland Chinese companies to list on the NYSE. He is also the editor of “Wall Street Guanxi: How Chinese Companies Can Maximize Their Value in the U.S. Capital Markets”, a trade paperback published in Chinese by Beijing University Press in 2007.  Mr. Levinson graduated summa cum laude from the University at Buffalo in 1994 with a double major in accounting and finance.  Mr. Levinson’s track record as a U.S. Certified Public Accountant for more than 15 years, and his long experience in China were factors viewed favorably by the Board in selecting Mr. Levinson for a directorship and Chairman of our Audit Committee.  Specifically, Mr. Levinson’s experience as a manager at the “Big 4” firms of Deloitte and Touche, his work as a U.S. Certified Public Accountant, and his academic achievements were factors in leading to this recommendation. Mr. Levinson is fluent in Mandarin and will be an asset in communicating with management and providing clarity on financial issues.

Gangxian Su. Mr. Su was appointed as an independent director and Chairman of our Compensation Committee in June 2011. Mr. Su, as its founder, has been the president of StanChina, which principal business includes communication of international culture, research on media and public policy, art communication activity and training, since 1999. Mr. Su was engaged in media research at the Chinese Academy of Social Sciences during which Mr. Su was in charge of the task group for the Olympics bidding campaign and promotion and was one of initiators for the slogan “New Beijing, New Olympic Sports”. Mr. Su graduated from Communication University of China with a master’s degree. Mr. Su brings a wealth of knowledge to our Board of Directors and has proven to possess keen insight into our business.

Xingzheng Tan. Mr. Tan was appointed as an independent director and Chairman of our Nominating and Corporate Governance Committee in June 2011. Mr. Tan currently serves as vice-chairman of the China Foundation of Consumer Protection, a member of China National Wholesale & Retail Market Standardization Committee, the standing vice director of the China General Chamber of Commerce and the executive vice general-secretary of the China General Painting & Calligraphy Institute. Mr. Tan was the founder and has been board chairman of Wuzhou Creative Marketing Planning Co., Ltd, a marketing consulting company, since 1994. Since 1989, Mr. Tan has been engaged in marketing planning for national exhibitions and business events for more than150 clients including well-known Chinese businesses and organizations. Mr. Tan was elected one of the “China Top Ten Planners” in June 2000 and one of the “China Top Ten Planning People” in June 2002. Mr. Tan graduated from The Open University of China with an associate college degree. We believe Mr. Tan’s life-long background in management education, as well as his business aptitude and strong analytical skills, qualify him for his position as one of our directors.

Fei Wu. Mr. Wu was appointed as an independent director in June 2011. From May 2010 until present, Mr. Wu has been senior researcher in Brand Culture Research Development Centre affiliated with the China Culture Administration Society and Chairman of Travel Integration World Group Limited. From July 2005 to May 2010, Mr. Wu was an executive editor in chief at Global Travel, a newspaper in the travel industry. Mr. Wu graduated from Fudan University with a bachelor degree. Mr. Wu is a senior consultant of Greater China Region in World Carnival. Mr. Wu has more than 17 years of experience in the media industry. Mr. Wu’s in-depth knowledge and years of experience in the operation and management of media companies make him an invaluable asset to our board and our business.

Family relationship

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

 Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control person of the Company has, during the last ten years: (i) been convicted in or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any Federal or state securities or banking or commodities laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law; (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy or for the two years prior thereto; (iv) been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:  (a) Any Federal or State securities or commodities law or regulation; or (b) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; nor (v) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member. (covering stock, commodities or derivatives exchanges, or other SROs).

Board Committees

On June 15, 2011, the Board created the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee and has adopted charters for these committees. The Board has determined that in its judgment, Mr. Joseph Levinson, Mr. Gangxian Su, Mr. Xingzheng Tan and Mr. Fei Wu are independent directors within the meaning of the NASDAQ Listing Rules and the NYSE Amex Company Guide.

Audit Committee

The Board of Directors adopted and approved a charter for the Audit Committee on June 15, 2011. Currently, three directors comprise the Audit Committee: Mr. Levinson, Mr. Su and Mr. Wu. Mr. Levinson serves as the chairman of the Audit Committee. The members of the Audit Committee are currently “independent directors” as that term is defined in NASDAQ Listing Rules and NYSE Amex Company Guide. Mr. Levinson qualifies as an “audit committee financial expert” as that term is defined in applicable regulations of the SEC. Our Audit Committee is responsible for recommending our independent auditors and overseeing our audit activities and certain financial matters to protect against improper and unsound practices and to furnish adequate protection to all assets and records. Our Audit Committee pre-approves all audit and non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services.

Compensation Committee

The Compensation Committee currently consists of Mr. Levinson, Mr. Su and Mr. Tan. Mr. Su serves as chairman of the Compensation Committee. All of the members of the Compensation Committee are currently “independent directors” as that term is defined in NASDAQ Listing Rules and NYSE Amex Company Guide. The Compensation Committee is responsible for overseeing and, and as appropriate, making recommendations to the Board regarding the annual salaries and other compensation of our executive officers and directors, and providing assistance and recommendations with respect to the compensation policies and practices of the Company.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of Mr. Su, Mr. Tan and Mr. Wu. Mr. Tan serves as the chairman of the committee. All members of the Nominating and Corporate Governance Committee are currently “independent directors” as that term is defined in NASDAQ Listing Rules and NYSE Amex Company Guide. The Nominating and Corporate Governance Committee will assist the Board in: (i) identifying, screening and recommending qualified candidates to serve as directors of the Company and (ii) maintaining oversight of the Board’s and the Company’s governance functions and effectiveness.

Item 6.      Executive Compensation.

Executive Compensation Summary

The following table sets forth all cash compensation paid by us for the years ended 2010 and 2009.  The table below sets forth the positions and compensations for the two most highly compensated officers and directors.  All the officers were paid in Renminbi and the amounts reported in this table have been converted from Renminbi to U.S. dollars based on an average exchange rate of RMB 6.7696  to $1.00, in 2010 and RMB 6.8310 to $1 in 2009.

SUMMARY COMPENSATION TABLE
Nameand Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compens-ation ($)	Total ($)
Xiaohong Yao Chairman, President and CEO	2009(1) 2010(2)	$36,539 $36,870	--- ---	---	---	---	---	---	$36,539 $ 36,870

Haigang Song Interim CFO	2009(1) 2010(2)	$15,810 $15,953	--- ---	---	---	---	---	---	$15,810 $ 15,953

(1)           For the fiscal year ended December 31, 2009.
(2)           For the fiscal year ended December 31, 2010.

Option/SAR Grants in Last Fiscal Year

We did not grant any stock options to our executive officers or directors from inception through the date of this registration statement.

Director Compensation

We do not currently pay any compensation to our directors other than to Mr. Joseph Levinson, who receives annual cash compensation of $36,000, payable monthly.  We have found such payments to be necessary in order to attract US based directors who are experienced with Chinese companies, are familiar with the accounting differences between the two countries and who have access to US capital markets.  As of the date of this registration statement, we have paid the cash compensation for the months of June and July.

We entered into Director Agreements with each of the four independent directors on June 13, 2011.

Executive Employment Contracts

Guangdong Xingbang has entered into employment agreements with Mr. Xiaohong and Mr. Haigang Song. Each of these employment agreements are based on the form labor contract as required by PRC labor contract laws.  The term of Mr. Yao’s employment is from July 18, 2007 to July 17, 2012 and Mr. Yao is paid a monthly salary of RMB 20,800 as the CEO and President. The term of Mr. Song’s employment is from January 1, 2011 to December 31, 2013. Mr. Song is paid a monthly salary of RMB9,000 as the CFO.  Under these agreements and the PRC labor laws, Guangdong Xingbang is obligated to pay the employee compensation equal to one month’s salary for each year Guangdong Xingbang has employed such employee, up to twelve years, upon termination, except, including but not limited to where (1) the employee is held to be criminally liable; (2) the employee’s actions or inactions have resulted in a material adverse effect to Guangdong Xingbang; (3) the employee seriously violated Guangdong Xingbang’s rule of conduct.

Item 7.   Certain Relationships and Related Transactions, and Director Independence.

We extended an interest free loan to Mr. Xiaohong Yao, our Chairman, CEO and President. The loan is unsecured and payable on demand. There is no written agreement regarding such transaction. The unpaid balance was $103,668, $89,707 and $114,361 as of March 31, 2011, December 31, 2010 and 2009, respectively.  Mr. Yao repaid all of the unpaid balance in July 2011.

We extended an interest free loan to Ms. Dongmei Zhong, one of Guangdong Xingbang’s stockholders. The loan is unsecured and payable on demand. There is no written agreement regarding such transaction.  The unpaid balance was $426,823, $0 and $0 as of March 31, 2011 and December 31, 2010 and 2009 respectively. The amount was fully repaid in April 2011.

Xingbang Culture, Zhongshan Xingbang, and Guangdong Xingbang Career Training College (“ Xingbang Training”), each owned and controlled by Mr.Yao, our President, CEO and Chairman of the Board, have outstanding loans from us. Each loan is interest free, unsecured and payable on demand.  There are no written agreements reflecting such transactions.  As of March 31, 2011, Xingbang Culture, Zhongshan Xingbang and Xingbang Training owed Guangdong Xingbang $239,424, $849,014 and $0 respectively. As of December 31, 2010 and 2009, Xingbang Culture owed $147,027 and $29,381, respectively, Zhongshan Xingbang owed $843,424 and $845,367, respectively, and Xingbang Training owed $151,648 and $0, respectively.

Our principal shareholders, Mr. Yao and Ms. Zhong borrowed RMB 3,180,000 and RMB 2,020,000 (an aggregate of $738,596) in 2007 and 2008 respectively from Shenzhen Development Bank. Both loans bear interest rate of the then effective prime rate announced by the People’s Bank of China (“PBOC”) plus 10% of the prime rate per annum.  Mr. Yao’s loan was collateralized by units 703 and Ms. Zhong’s loan was collateralized by unit 705 of West Tower, Star International Mansion, No.6-20 Jinsui Rd., Tianhe District, Guangzhou, Guangdong Province, which we rent as our corporate offices. Mr. Yao’s bank loan is due on April 15, 2011 and Ms. Zhong’s bank loan is due in August 2013. In the same year when they took the loan, Mr. Yao and Ms. Zhong loaned such proceeds to Guangdong Xingbang at the same interest rate and maturity dates as their respective loans from Shengzhen Development Bank.  As of December 31, 2009, the unpaid balance was $485,818. We paid back $485,818 in July 2010.

In 2010, we entered into a three-year (from January 1, 2010 to December 31, 2012) office lease agreement with Mr. Xiaohong Yao, our President, CEO and Chairman of the Board, and his wife, Ms. Dongmei Zhong, for part of our office space.  We are obligated to pay a monthly rent of approximately RMB 81,781.7 (approximately US$12,467).  We believe the rent rate is based on fair market price. For the three months ended March 31, 2011 and 2010, we paid Mr. Yao and Ms. Zhong $37,284 and $52,600 for rentals of office premises. As of March 31, 2011 and December 31, 2010, rental prepaid to Mr. Yao and Ms. Zhong was $112,199 and $0 respectively.

       From time to time, Guangdong Xingbang Shareholders and entities controlled by Mr. Yao borrow funds from Guangdong Xingbang.  Guangdong Xingbang borrows funds from the Guangdong Xingbang Shareholders when it is short of cash for operations.  All of the related party loans are paid off as of the date of this Form 10.

Other

Other than employment and the foregoing arrangements, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party: (i) any of Our directors or officers; (ii) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

Item 8.  Legal Proceedings.

We have no material proceedings pending nor are we aware of any pending investigation or threatened litigation by any third party.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

We intend to apply to have our Common Stock quoted for trading on the OTC Bulletin Board.

Since inception, no dividends have been paid on the common stock. We intend to retain any earnings for use in our business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. Although we intend to retain earnings, if any, to finance the exploration and growth of our business, our Board of Directors shall have the discretion to declare and pay dividends in the future.  Payment of dividends in the future will depend upon the earnings, capital requirements, and other factors which the Board of Directors may deem relevant.

Item 10.  Recent Sales of Unregistered Securities.

N/A

Item 11.  Description of Registrant’s Securities to be Registered.

As of the date of this Registration Statement, we are authorized to issue 300,000,000 shares of Common Stock and 60,000,000 shares of preferred stock, par value $0.001 per share.  There are no outstanding shares of preferred stock.  As of the date of this Registration Statement, 80,000,000 shares of Common Stock were issued and outstanding.

Description of Common Stock.  The Registrant’s Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.  Except as otherwise required by law, the holders of Common Stock will possess all voting power.  Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Common Stock that are present in person or represented by proxy.  Holders of Common Stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.  The Company’s Articles of Incorporation do not provide for cumulative voting in the election of directors.  Holders of Common Stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Common Stock.

Item 12.  Indemnification of Officers and Directors.

Our Articles of Incorporation provides that our Board shall cause us to indemnify a current or former director and officer, or a current or former director and officer of a corporation of which we are a shareholder and the heirs and personal representative of any such person against all costs, charges and expenses to settle an action, judgment or proceeding to which they are made a party by reason of their position of our director or officer.

The Registrant is permitted by the Articles of Incorporation to purchase and maintain insurance for any director, officer, employee or agent of the Registrant or as a director, officer, employee or agent of the Registrant of which the Registrant is or was a shareholder and his or her heirs or personal representatives against a liability incurred by him as a Director, officer, employee or agent.

Our company is incorporated under the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes provides that discretionary indemnification under Section 78.7502 unless ordered by a court or advanced pursuant to subsection 2 of section 78.751, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by:

●	By the stockholders;

●	By the board of directors by majority vote of a quorum consisting of directors - who were not parties to the action, suit or proceeding;

●	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

●	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS Section 78.751:

●
does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 78.7502 or for the advancement of expenses made pursuant to subsection 2 of section 78.751, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

●	continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of our company in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

Item 13.  Financial Statements and Supplementary Data.

See Item 15 of this Registration Statement.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

(a)	Financial statements required to be included in this Registration Statement appear beginning on page F-1.

CHINA XINGBANG INDUSTRY GROUP INC.

CONDENSED COMBINED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011 (UNAUDITED

CHINA XINGBANG INDUSTRY GROUP INC.

CONTENTS

Pages

Condensed Combined Balance Sheets as of March 31, 2011 (Unaudited) and December 31, 2010	F-3

Unaudited Condensed Combined Statements of Operations and Comprehensive Loss for the three months ended March 31, 2011 and 2010	F-4

Unaudited Condensed Combined Statements of Cash Flows for the three months ended March 31, 2011 and 2010	F-5

Notes to Condensed Combined Financial Statements as of March 31, 2011(Unaudited)	F-6 - 12

CHINA XINGBANG INDUSTRY GROUP INC.
CONDENSED COMBINED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$94,774	$737,939
Accounts receivable, net	-	41,599
Prepaid expenses and other current assets	258,549	105,701
Deferred tax assets	184,966	180,529
Due from related companies	1,088,438	1,142,100
Due from a stockholder	426,823	-
Due from a director	103,668	89,707
Total Current Assets	2,157,218	2,297,575

PROPERTY AND EQUIPMENT, NET	292,305	271,522

WEBSITE DEVELOPMENT COSTS, NET	161,434	165,226
TOTAL ASSETS	$2,610,957	$2,734,323

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$57,469	$46,581
Note payable	304,873	302,948
Deferred revenue	943,965	902,003
Other payables and accrued expenses	384,659	490,446
Income tax payable	63,667	122,910
Due to a related company	18,895	18,775
Total Current Liabilities	1,773,528	1,883,663

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 60,000,000 shares
authorized, no shares issued as of March 31, 2011
and December 31, 2010)	-	-
Common stock ($0.001 par value, 300,000,000 shares
authorized,79,999,000 shares issued and outstanding
as of March 31, 2011 and December 31, 2010)	79,999	79,999
Additional paid-in capital	524,121	524,121
Retained earnings
Unappropriated	216,489	235,070
Appropriated	9,098	9,098
Accumulated other comprehensive gain	7,722	2,372
Total Stockholders' Equity	837,429	850,660
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,610,957	$2,734,323

The accompanying notes are an integral part of these condensed combined financial statements

CHINA XINGBANG INDUSTRY GROUP INC.
CONDENSED COMBINED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended March 31,
	2011	2010

REVENUE
Advertising
Lighting	$342,697	$702,669
Ceramics	15,845	91,662
	358,542	794,331

Consulting service	675,053	144,853

Total revenue	1,033,595	939,184

COST OF REVENUE
Advertising
Lighting	89,475	146,589
Ceramics	68,835	81,718
	158,310	228,307
Consulting service	60,596	56,980
Total cost of revenue	218,906	285,287

GROSS PROFIT	814,689	653,897

OPERATING EXPENSES
Selling, general and administrative expenses	800,293	843,139
Amortization	4,828	4,296
Depreciation	27,182	27,912
Total Operating Expenses, net	832,303	875,347

NET LOSS FROM OPERATIONS	(17,614)	(221,450)

OTHER INCOME (EXPENSES)
Interest income	703	719
Interest expenses	(4,792)	(7,146)
Other income	1,557	549
Other expenses	(617)	(1,051)
Loss on sale of property and equipment	(1,097)	-
Total Other Expenses, net	(4,246)	(6,929)

NET LOSS BEFORE TAXES	(21,860)	(228,379)

Income tax benefit	3,279	34,257

NET LOSS	(18,581)	(194,122)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation loss	5,350	(82)

COMPREHENSIVE LOSS	$(13,231)	$(194,204)

Net loss per share-basic and diluted	$(0.00)	$(0.00)

Weighted average number of shares outstanding during the period
- basic and diluted	79,999,000	79,999,000

The accompanying notes are an integral part of these condensed combined financial statements

CHINA XINGBANG INDUSTRY GROUP INC.
CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three months ended March 31,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(18,581)	$(194,122)
Adjusted to reconcile net loss to cash (used in) provided
by operating activities:
Depreciation	27,182	27,912
Amortization	4,828	4,296
Loss on sale of property and equipments	1,097	-
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	41,735	21,115
Prepaid expenses and other current assets	(151,706)	(54,228)
Deferred tax assets	(3,279)	(48,562)
Increase (decrease) in:
Accounts payable	10,559	(1,624)
Deferred revenue	36,116	598,314
Other payables and accrued expenses	(108,568)	(57,711)
Income tax payable	(59,839)	(72,862)
Net cash (used in) provided by operating activities	(220,456)	222,528

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(47,314)	(1,956)
Proceeds from sale of property and equipment	37	-
Due from related companies	60,733	(1,009)
Loan to a stockholder	(501,489)	-
Loan repaid by a stockholder	75,983	-
Due from a director	(13,350)	(48,863)
Net cash used in investing activities	(425,400)	(51,828)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment on due to a related company	-	(39,830)
Payment on due to stockholders	-	(38,146)
Net cash used in financing activities	-	(77,976)

EFFECT OF EXCHANGE RATES ON CASH	2,691	138

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(643,165)	92,862

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	737,939	713,593

CASH AND CASH EQUIVALENTS AT END OF PERIOD/YEAR	94,774	806,455

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest expenses	4,792	$7,146
Cash paid for income tax	59,914	$87,166

The accompanying notes are an integral part of these condensed combined financial statements

CHINA XINGBANG INDUSTRY GROUP INC.

NOTES TO THE CONDENSED COMBINED
FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1     BASIS OF PRESENTATION

The accompanying unaudited condensed combined financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America for interim financial information and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

In the opinion of management, the unaudited condensed combined financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's combined financial position as of March 31, 2011, the combined results of operations and comprehensive loss for the three months ended March 31, 2011 and 2010 and combined statements of cash flows for the three months ended March 31, 2011 and 2010. The combined results for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for a full year. These financial statements should be read in conjunction with the audited combined financial statements and footnotes of the Company for the years ended December 31, 2010 and 2009.
NOTE 2     ORGANIZATION

China Xingbang Industry Group Inc. (“China Xingbang””) was incorporated in Nevada on April 12, 2011 as a holding company.

Xing Bang Industry Group Limited (“Xingbang BVI”) was incorporated in the British Virgin Islands (“BVI”) on March 24, 2011 as a holding company.

China Group Purchase Alliance Limited (“Xingbang HK”) was incorporated in Hong Kong on August 5, 2008 as a holding company. Xingbang HK established a wholly-owned foreign enterprise (“ WFOE ”), Guangzhou Xingbang Information Consulting Co., Ltd (“Guangzhou Xingbang”) on May 12, 2011 in the People’s Republic of China (“PRC”) to provide consulting, investment and technical services to Guangdong Xingbang Industry Information And Media Co., Ltd. in the PRC.

Guangdong Xingbang Industry Information And Media Co., Ltd. (“Guangdong Xingbang”) was incorporated in the PRC on January 17, 2005 as a limited liability company. Guangdong Xingbang is a print media operator in the lighting and ceramics industries in the PRC. The Company also provides marketing consulting services in lighting and ceramics industries to clients and specialized towns in the PRC.

By a series of contractual arrangements between Guangzhou Xingbang and Guangdong Xingbang and all the stockholders of Guangdong Xingbang and a share exchange agreement between China Xingbang and Xingbang BVI and all the stockholders of Xingbang BVI, the results of all these companies are combined together. Since they are under common control, the contractual arrangements and share exchange were accounted for as a reorganization of entities under common control (See Note 2).

China Xingbang, Xingbang BVI, Xingbang HK, Guangzhou Xingbang and Guangdong Xingbang are hereinafter referred to as (“the Company”).

NOTE 3     VARIABLE INTEREST ENTITY (“VIE”)

In accordance with ASC 810, the Company analyzes its variable interests including its equity investments.  The Company determines its interests in the VIE structure and then assesses whether the Company is considered to be the primary beneficiary of this VIE.  If the Company determines it is the primary beneficiary, the Company consolidates the VIE’s assets, liabilities, results of operations and cash flows (see note 4A).  If the Company is not the primary beneficiary, the Company accounts for such interests using other applicable US GAAP measurements.

NOTE 4     GROUP RESTRUCTURING

(A)	VIE

On May 13, 2011, the Company through its PRC subsidiary, Guangzhou Xingbang entered into a series of contractual arrangements consisting of five agreements with Guangdong Xingbang and all the stockholders of Guangdong Xingbang. Those five agreements and their consequences are described below.

(i)
a consulting service agreement, pursuant to which Guangdong Xingbang grants Guangzhou Xingbang the right to manage and operate Guangdong Xingbang. In return, Guangdong Xingbang agreed to pay 100% of its net income, if each quarter, as consulting fee to Guangzhou Xingbang. The Consulting Services Agreement is effective until it is terminated by either party in the event the other party becomes bankrupt or insolvent, Guangzhou Xingbang ceases operations, or if circumstances arise which materially and adversely affect the performance or the objectives of such agreement. Guangzhou Xingbang may also terminate such agreement if Guangdong Xingbang fails to remediate a material breach, or in its sole discretion with or without cause.

(ii)
a voting rights proxy agreement, pursuant to which the stockholders of Guangdong Xingbang irrevocably grant Guangzhou Xingbang with all of their voting rights as stockholder of Guangdong Xingbang. The Voting Right Proxy Agreement is effective until terminated by mutual agreement or by the WFOE with a 30-days prior written notice.

(iii)	an option agreement, pursuant to which:

( a)	Guangzhou Xingbang or its designee has an exclusive option to purchase all or part of the equity interests in Guangdong Xingbang owned by Guangdong Xingbang; and
(b)	Guangdong Xingbang may not enter into any transaction that could materially affect its assets, liabilities, equity or operations without the prior written consent of Guangzhou Xingbang.
The Option Agreement is effective for the maximum period of time permitted by Chinese law (currently 20 years).

(iv)
an equity pledge agreement, pursuant to which each of the stockholders of Guangdong Xingbang has pledged his or her equity interest in Guangdong Xingbang to Guangzhou Xingbang to secure their obligations under the relevant contractual control agreements, including but not limited to, the obligations of Guangdong Xingbang and its subsidiaries under the exclusive services agreement, the call option agreement, the voting rights proxy agreement described above, and each of them has agreed not to transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in Guangdong Xingbang without the prior written consent of Guangzhou Xingbang.  The equity pledge agreement is effective for the maximum period of time permitted under Chinese law (currently 20 years).  In the event Guangdong Xingbang fails to cure a material breach, Guangzhou Xingbang may, among other remedies available, terminate such agreement.

(v)
an operating agreement, pursuant to which each of stockholders of Guangdong Xingbang has agreed to appoint the members recommended by Guangzhou Xingbang as the Directors of Guangdong Xingbang , and shall appoint members of Guangzhou Xingbang’s senior management as Guangdong Xingbang’s Chief Executive Officer, President, Chief Financial Officer, and other senior officers. The Operating Agreement is effective for the maximum period of time permitted by Chinese law (currently 20 years) , unless terminated by Guangzhou Xingbang on 30 days’ prior written notice.  In addition, the WFOE has the right to terminate the Operating Agreement in the event any of the agreements between Guangzhou Xingbang and Guangdong Xingbang are terminated or expire.

In the PRC restructuring transaction described above, the Company gained indirect control of Guangdong Xingbang and Guangdong Xingbang is considered VIE of the Company.

The Company accounts for VIEs in accordance with ASC 810. As a result of the adoption of ASU 2009-17, consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, effective January 1, 2010, ASC 810 requires the consolidation of VIEs in which a company has both the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE. The Company has applied the requirements of ASC 810 on a prospective basis from the date of adoption. The Company will assess all newly created entities and those with which the Company becomes involved to determine whether such entities are VIEs and, if so, whether or not the Company is their primary beneficiary.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Guangdong Xingbang which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment on the involvement with Guangdong Xingbang reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Guangdong Xingbang. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Guangdong Xingbang and the results of Guangdong Xingbang are combined in the Company’s combined financial statements for financial reporting purposes. As of March 31, 2011, the Company has no equity interest in Guangdong Xingbang, none of the Company’s assets serve as collateral for Guangdong Xingbang, creditors of Guangdong Xingbang have no recourse to the Company and the Company has not provided any guarantees to Guangdong Xingbang.

The assets and liabilities associated with the Company’s combined VIE (Guangdong Xingbang) are presented on a gross basis, prior to combination adjustments, and are as follows:

	March 31,	December 31,
	2011	2010
	(Unaudited)

Cash and cash equivalents	$94,774	$737,939
Accounts receivable, net	-	41,599
Prepaid expenses and other current assets	258,549	105,701
Deferred tax assets	184,966	180,529
Due from related companies	1,088,438	1,142,100
Due from a stockholder	426,823	-
Due from a director	103,668	89,707
Property and equipment, net	292,305	271,522
Website development costs, net	161,434	165,226
Total assets	$2,610,957	$2,734,323

Accounts payable	$57,469	$46,581
Note payable	304,873	302,948
Deferred revenue	943,965	902,003
Other payables and accrued expenses	384,659	490,446
Income tax payable	63,667	122,910
Due to a related company	18,895	18,775
Total current liabilities	1,773,528	1,883,663
Equity of variable interest entities	837,429	850,660
Total liabilities and equity	$2,610,957	$2,734,323

The liabilities recognized as a result of combining this VIE do not necessarily represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the combined VIE.  Conversely, assets recognized as a result of combining this VIE do not represent additional assets that could be used to satisfy claims by the Company’s creditors as they are not legally included within the Company’s general assets.

Immediately prior to the PRC restructuring transactions that were completed on May 13, 2011, the Chief Executive Officer of the Company and his spouse controlled Guangdong Xingbang as they owned 90% and 10% respectively of its registered capital. The Chief Executive Officer also indirectly controlled Guangzhou Xingbang as he owned 56.25% of the issued share capital of Xingbang BVI, the sole stockholder of Guangzhou Xingbang. As Guangzhou Xingbang and Guangdong Xingbang are under common control, the contractual arrangements have been accounted for as a reorganization of entities under common control and the combined financial statements were prepared as if the reorganization occurred at the beginning of the first period presented.

(B)	Share exchange

On May 13, 2011, China Xingbang entered into a share exchange agreement with Xingbang BVI and the stockholders of Xingbang BVI in which the stockholders of Xingbang BVI exchanged 100% of the issued share capital of Xingbang BVI, valued at $80,000, for 79,999,000 shares of common stock of China Xingbang. Xingbang BVI became a wholly owned subsidiary of China Xingbang. Prior to the share exchange, the sole stockholder of China Xingbang owned 56.25% of the issued share capital of Xingbang BVI. As both companies are under common control, the share exchange involving China Xingbang and Xingbang BVI is being treated for accounting purposes as a capital transaction and a reorganization of entities under common control with China Xingbang as the accounting acquirer and Xingbang BVI as the accounting acquiree. The combined financial statements were prepared as if the reorganization occurred at the beginning of the first period presented.

Accordingly, these combined financial statements include the following:

1.	The balance sheets consisting of the net assets of the acquirer and acquiree at historical cost; and
2.	The statement of operations including the operations of the acquirer and acquiree for the periods presented.

NOTE 5     PRINCIPLES OF COMBINATION

The accompanying combined financial statements include the financial statements of the Company’s contractually controlled affiliate, Guangdong Xingbang.

All significant inter-company accounts and transactions have been eliminated in combination.

NOTE 6     USE OF ESTIMATES

The preparation of the unaudited condensed combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7     THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2010, the FASB issued ASU 2010-20 Receivable (Topic 310) disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. In January 2011, FASB issued ASU 2011-1. The amendments in this Update temporarily delay the effective date of the disclosures about troubled debt restructurings in Accounting Standards Update No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. The deferral in this amendment is effective upon issuance. The adoption of ASU 2010-20 did not have a material impact on the Company’s financial statements.

In August 2010, FASB issued ASU 2010-21 Accounting for Technical Amendments to Various SEC Rules and Schedules. Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. This Accounting Standards Update amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The adoption of ASU 2010-21 did not have a material impact on the Company’s financial statements.

In August 2010, FASB issued ASU 2010-22 Accounting for Various Topics-Technical Corrections to SEC paragraphs (SEC Update). This Accounting Standards Update amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The adoption of ASU 2010-22 did not have a material impact on the Company’s financial statements.

In December 2010, FASB issued ASU 2010-28 Intangibles—Goodwill and Other (Topic 350)- When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this Update affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this Update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted.  Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The adoption of ASU 2010-28 did not have a material impact on the Company’s financial statements.

In December 2010, FASB issued ASU 2010-29 Business Combinations (Topic 805)-Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of ASU 2010-18 did not have a material impact on the Company’s financial statements.

NOTE 8     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at March 31, 2011 and December 31, 2010 consisted of the following:

	March 31,	December 31,
	2011	2010
	(Unaudited)
Advances to staff	$5,149	$11,130
Rental prepaid to stockholders	112,199	-
Rental and other deposits paid	46,508	44,740
Prepaid expenses	36,229	48,835
Prepaid agents fee	57,164	-
Other receivables	1,300	996
	$258,549	$105,701

NOTE 9     NOTE PAYABLE

Notes payable consisted of the following:

	March 31,	December 31
	2011	2010
	(Unaudited)
Note payable to a bank, interest rate at bank’s prime	$304,873	$302,948
rate plus 10% of bank's prime rate per annum,
collateralized by land and buildings owned by
two stockholders, due on April 15, 2011
	$304,873	$302,948

Interest expense paid on note payable for the three months ended March 31, 2011 and 2010 was $4,792 and $0 respectively.

NOTE 10  SEGMENTS

The Company operates in two reportable segments, advertising and consulting services. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income from operations. All inter-company transactions between segments have been eliminated. As a result, the components of operating income for one segment may not be comparable to another segment. The following is a summary of the Company’s segment information for the three months ended March 31, 2011 and 2010:

	Advertising	Consulting service	Total

2011
Revenues	$358,542	$675,053	$1,033,595
Gross profit	200,232	614,457	814,689
Net income (loss)	104,491	(123,072)	(18,581)
Total assets	905,710	1,705,247	2,610,957
Capital expenditure	16,413	30,901	47,314
Depreciation and amortization	$11,104	$20,906	$32,010

2010
Revenues	$794,331	$144,853	$939,184
Gross profit	566,024	87,873	653,897
Net loss	(148,691)	(45,431)	(194,122)
Total assets	2,300,527	419,521	2,720,048
Capital expenditure	1,654	302	1,956
Depreciation and amortization	$27,240	$4,968	$32,208

NOTE 11  STOCKHOLDERS’ EQUITY

(A)  Common stock

On May 13, 2011, the Company issued 79,999,000 shares of common stock in reverse merger for the recapitalization of Xingbang BVI and re-organization of China Xingbang.

On May 13, 2011, the Company issued 1,000 shares of common stock to the Chief Executive Officer for $1 of cash.

(B)  Appropriated retained earnings

The Company’s PRC subsidiary is required to make appropriation to the statutory surplus reserve at 10% of the after-tax net income annually until the total contributions equal to 50% of the entities’ registered capital.  The statutory reserve funds are restricted for use to set off against prior period losses, expansion of production and operations or for the increase in the registered capital of the respective companies. This reserve is therefore not available for distribution except in liquidation.

As of March 31, 2011 and December 31, 2010, the Company appropriated $9,098 and $9,098 respectively to the reserves funds based on its net income in accordance with the laws and regulations of the PRC.

NOTE 12  COMMITMENTS AND CONTINGENCIES

(a) Defined contribution retirement plans

The full time employees of the Company are entitled to employee benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a Chinese government mandated multi-employer defined contribution plan. The Company is required to accrue for those benefits based on certain percentages of the employees’ salaries and make contributions to the plans out of the amounts accrued for medical and pension benefits. The total provision and contributions made for such employee benefits for the three months ended March 31, 2011 and 2010 was $12,957 and $27,750 respectively. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

(b) leases commitment

The Company leases office premises from two stockholders under an operating lease at monthly rental of $12,467 which expires on December 31, 2012.

As of March 31, 2011, the Company had outstanding commitments with respect to the above operating leases, which are due as follows:

For the fiscal periods ending March 31,
2012	$149,598
2013	112,199
Total	$261,797

NOTE 13  RELATED PARTY TRANSACTIONS

As of March 31, 2011 and December 31, 2010, two related companies owed $1,088,438 and $1,142,100 respectively to the Company which is interest free, unsecured and repayable on demand. Amount of $986,207 was repaid in April 2011.

As of March 31, 2011 and December 31, 2010, a stockholder owed $426,823 and $0 respectively to the Company which is interest free, unsecured and repayable on demand. The amount was fully repaid in April 2011.

As of March 31, 2011 and December 31, 2010, a director owed $103,668 and $89,707 respectively to the Company which is interest free, unsecured and repayable on demand.

As of March 31, 2011 and December 31, 2010, the Company owed $18,895 and $18,775 respectively to a related company which is interest free, unsecured and repayable on demand.

Interest paid to a stockholder for loan advanced to the Company in 2010 was $0 and $7,146 for the three months ended March 31, 2011 and 2010 respectively.

For the three months ended March 31, 2011 and 2010, the Company paid two stockholders $37,284 and $52,600 for rentals to office premises. As of March 31, 2011 and December 31, 2010, rental prepaid to those stockholders was $112,199 and $0 respectively. (See note 11(B)).

NOTE 14  CONCENTRATIONS AND CREDIT RISKS

As of March 31, 2011 and December 31, 2010, 100% of the Company’s assets were located in the PRC and 100% of the Company’s revenues were derived from customers located in the PRC.

Details of the suppliers accounting for 10% or more of the Company’s purchases are as follows:

	Supplier A	Supplier B
For the three months ended
March 31, 2011	60%	40%
March 31, 2010	100%	-

As of March 31, 2011 and December 31, 2010, the accounts payable for these suppliers were $57,469 and $46,581 respectively.

Details of the customer accounting for 10% or more of the Company’s sales are as follows:

Customer	A
For the three months ended
March 31, 2011	11%
March 31, 2010	-

As of March 31, 2011 and December 31, 2010, no accounts receivable balance for any customers over 10% of accounts receivable.

NOTE 15  SUBSEQUENT EVENTS

On May 13, 2011, Guangzhou Xingbang entered into a series of contractual arrangements with Guangdong Xingbang and all the stockholders of Guangdong Xingbang pursuant to which Guangzhou Xingbang assumed the management of the business activities of Guangdong Xingbang and Guangdong Xingbang agreed to pay 100% of its net income to Guangzhou Xingbang (See note 4(A)).

On May 13, 2011, China Xingbang entered into a share exchange agreement with Xingbang BVI and the stockholders of Xingbang BVI in which the stockholders of Xingbang BVI exchanged 100% of the issued share capital of Xingbang BVI, valued at $80,000, for 79,999,000 shares of common stock of China Xingbang. On completion of the share exchange of agreement, Xingbang BVI became a wholly owned subsidiary of China Xingbang (See note 4(B)).

 On May 13, 2011, the Company issued 1,000 shares of common stock to the Chief Executive Officer for $1 of cash (See note 11(A))

The note payable to a bank was fully repaid on April 15, 2011 (See note 9).

CHINA XINGBANG INDUSTRY GROUP INC.

COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009

CHINA XINGBANG INDUSTRY GROUP INC.

CONTENTS

Registered with Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholders of:
China Xingbang Industry Group Inc.

We have audited the accompanying combined balance sheets of China Xingbang Industry Group Inc. as of December 31, 2010 and 2009 and the related combined statements of operations and comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits of the combined financial statements provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of China Xingbang Industry Group Inc. as of December 31, 2010 and 2009 and the combined results of its operations and its cash flows for the years ended December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/BAKER TILLY HONG KONG LIMITED
Certified Public Accountants

Hong Kong

Date: May 31, 2011

CHINA XINGBANG INDUSTRY GROUP INC.
COMBINED BALANCE SHEETS

ASSETS

	December 31,
	2010	2009

CURRENT ASSETS
Cash and cash equivalents	$737,939	$713,593
Accounts receivable, net	41,599	21,117
Prepaid expenses and other current assets	105,701	106,204
Deferred tax assets	180,529	177,563
Due from related companies	1,142,100	874,748
Due from a director	89,707	114,361
Total Current Assets	2,297,575	2,007,586

PROPERTY AND EQUIPMENT, NET	271,522	320,380

WEBSITE DEVELOPMENT COSTS, NET	165,226	147,048
TOTAL ASSETS	$2,734,323	$2,475,014

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$46,581	$53,966
Note payable	302,948	-
Deferred revenue	902,003	927,016
Other payables and accrued expenses	490,446	997,146
Income tax payable	122,910	22,304
Due to a related company	18,775	201,737
Due to stockholders	-	485,818
Total Current Liabilities	1,883,663	2,687,987

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock ($0.001 par value, 60,000,000 shares
authorized, no shares issued as of December 31, 2010
and 2009)	-	-
Common stock ($0.001 par value, 300,000,000 shares
authorized, 79,999,000 shares issued and outstanding
as of December 31, 2010 and 2009)	79,999	79,999
Additional paid-in capital	524,121	524,121
Retained earnings (accumulated deficit)
Unappropriated (accumulated deficit)	235,070	(800,196)
Appropriated	9,098	-
Accumulated other comprehensive gain (loss)	2,372	(16,897)
Total Stockholders' Equity (Deficit)	850,660	(212,973)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$2,734,323	$2,475,014

The accompanying notes are an integral part of these combined financial statements

CHINA XINGBANG INDUSTRY GROUP INC.
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year ended December 31,
	2010	2009

REVENUE
Advertising
Lighting	$2,987,153	$3,177,348
Ceramics	483,340	214,829
	3,470,493	3,392,177

Consulting service	1,756,188	1,289,473

Total revenue	5,226,681	4,681,650

COST OF REVENUE
Advertising
Lighting	544,753	698,760
Ceramics	333,441	360,068
	878,194	1,058,828
Consulting service	303,294	161,365
Total cost of revenue	1,181,488	1,220,193

GROSS PROFIT	4,045,193	3,461,457

OPERATING EXPENSES
Selling, general and administrative expenses	2,703,334	2,790,326
Amortization	18,706	11,246
Depreciation	107,856	111,569
Total Operating Expenses, net	2,829,896	2,913,141

NET INCOME FROM OPERATIONS	1,215,297	548,316

OTHER INCOME (EXPENSES)
Interest income	2,605	2,390
Interest expenses	(36,608)	(38,964)
Other income	6,620	242
Other expenses	(3,977)	(9,503)
Loss on sale of property and equipment	(15,631)	-
Total Other Expenses, net	(46,991)	(45,835)

NET INCOME BEFORE TAXES	1,168,306	502,481

Income tax expenses	(123,942)	(14,728)

NET INCOME	1,044,364	487,753

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	19,269	(610)

COMPREHENSIVE INCOME	$1,063,633	$487,143

Net income per share-basic and diluted	$0.01	$0.01

Weighted average number of shares outstanding during the year
- basic and diluted	79,999,000	79,999,000

The accompanying notes are an integral part of these combined financial statements

CHINA XINGBANG INDUSTRY GROUP INC.
COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

				Unappropriated
				retained
	Common stock		Additional	earnings	Appropriated	Accumulated other
	Number of		paid-in	(accumulated	retained	comprehensive
	shares	Amount	capital	deficit)	earnings	gain (loss)	Total

Balance at December 31, 2008	79,999,000	$79,999	$524,121	$(1,287,949)	$-	$(16,287)	$(700,116)
				-
Net income for the year	-	-	-	487,753	-	-	487,753

Foreign currency translation loss	-	-	-	-	-	(610)	(610)

Comprehensive income	-	-	-	-	-	-	487,143

Balance at December 31, 2009	79,999,000	79,999	524,121	(800,196)	-	(16,897)	(212,973)

Net income for the year	-	-	-	1,044,364	-	-	1,044,364

Foreign currency translation gain	-	-	-	-	-	19,269	19,269

Comprehensive income	-	-	-	-	-	-	1,063,633

Transfer to statutory surplus reserve	-	-	-	(9,098)	9,098	-	-
Balance at December 31, 2010	79,999,000	$79,999	$524,121	$235,070	$9,098	$2,372	$850,660

The accompanying notes are an integral part of these combined financial statements

CHINA XINGBANG INDUSTRY GROUP INC.
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,044,364	$487,753
Adjusted to reconcile net income to cash provided
by operating activities:
Depreciation	107,856	111,569
Amortization	18,706	11,246
Loss on sale of property and equipments	15,631	-
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	(19,272)	(4,101)
Prepaid expenses and other current assets	4,026	72,580
Deferred tax assets	3,019	(7,563)
Increase (decrease) in:
Accounts payable	(8,998)	4,668
Deferred revenue	(55,259)	352,530
Other payables and accrued expenses	(527,341)	5,018
Income tax payable	97,370	(35,357)
Net cash provided by operating activities	680,102	998,343

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(69,476)	(73,806)
Payments for website development	(31,538)	(142,755)
Proceeds from sale of property and equipment	4,303	-
Due from related companies	(231,599)	(844,897)
Due from a director	27,851	(114,298)
Net cash used in investing activities	(300,459)	(1,175,756)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank loan borrowed	738,596	-
Bank loan repaid	(443,158)	-
Payment on due to a related company	(185,144)	201,625
Payment on due to stockholders	(489,952)	(152,509)
Net cash (used in) provided by financing activities	(379,658)	49,116

EFFECT OF EXCHANGE RATES ON CASH	24,361	988

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,346	(127,309)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	713,593	840,902

CASH AND CASH EQUIVALENTS AT END OF YEAR	737,939	$713,593

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest expenses	$36,608	$38,964
Cash paid for income tax	$23,553	$2,128

The accompanying notes are an integral part of these combined financial statements

CHINA XINGBANG INDUSTRY GROUP INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A)	Organization

China Xingbang Industry Group Inc. (“China Xingbang””) was incorporated in Nevada on April 12, 2011 as a holding company.

Xing Bang Industry Group Limited (“Xingbang BVI”) was incorporated in the British Virgin Islands (“BVI”) on March 24, 2011 as a holding company.

China Group Purchase Alliance Limited (“Xingbang HK”) was incorporated in Hong Kong on August 5, 2008 as a holding company. Xingbang HK established a wholly-owned foreign enterprise (“ WFOE ”), Guangzhou Xingbang Information Consulting Co., Ltd (“Guangzhou Xingbang”) on May 12, 2011 in the People’s Republic of China (“PRC”) to provide consulting, investment and technical services to Guangdong Xingbang Industry Information And Media Co., Ltd. in the PRC.

Guangdong Xingbang Industry Information And Media Co., Ltd. (“Guangdong Xingbang”) was incorporated in the PRC on January 17, 2005 as a limited liability company. Guangdong Xingbang is a print media operator in the lighting and ceramics industries in the PRC. The Company also provides marketing consulting services in lighting and ceramics industries to clients and specialized towns in the PRC.

By a series of contractual arrangements between Guangzhou Xingbang and Guangdong Xingbang and all the stockholders of Guangdong Xingbang and a share exchange agreement between China Xingbang and Xingbang BVI and all the stockholders of Xingbang BVI, the results of all these companies are combined together. Since they are under common control, the contractual arrangements and share exchange were accounted for as a reorganization of entities under common control (See Note 2).

China Xingbang, Xingbang BVI, Xingbang HK, Guangzhou Xingbang and Guangdong Xingbang are hereinafter referred to as (“the Company”).

(B)	Principles of combination

The accompanying combined financial statements include the financial statements of the Company’s contractually controlled affiliate, Guangdong Xingbang for the years ended December 31, 2010 and 2009.

All significant inter-company accounts and transactions have been eliminated in combination.

(C)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D)	Cash and cash equivalents

For purpose of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits with a bank with a maturity of less than three months.

(E)	Variable interest entity (“VIE”)

In accordance with ASC 810, the Company analyzes its variable interests including its equity investments.  The Company determines its interests in the VIE and then assesses whether the Company is considered to be the primary beneficiary of this VIE.  If the Company determines it is the primary beneficiary, the Company consolidates the VIE’s assets, liabilities, results of operations and cash flows (see note 2A).  If the Company is not the primary beneficiary, the Company accounts for such interests using other applicable US GAAP.

(F)	Accounts receivable

The Company extends unsecured credit to its individual customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.  An allowance for doubtful accounts is established and recorded based on managements’ assessment of the credit history with the customers and current relationships with them.

(G)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation.  Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is provided on a straight-line basis, less estimated residual value over the assets’ estimated useful lives.  The estimated useful lives are as follows:

Leasehold improvements	3 Years
Motor vehicles	5 Years
Office equipment	5 Years

(H)	Website development costs

Website development costs are stated at cost, less accumulated amortization and are amortized over the assets’ estimated useful lives of 10 years from the date the costs were incurred.

(I)	Long-lived assets

The Company accounts for long-lived assets under the FASB Codification Topic (ASC) 360 (ASC 360) “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets”.  In accordance with ASC Topic 360, long-lived assets held and used by the Company are reviewed for impairment annually in the fourth quarter or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. The long-lived assets of the Company, which are subject to evaluation, consist primarily of property, plant and equipment and website development costs. For the years ended December 2010 and 2009, the Company has not recognized any allowances for impairment.

(J)	Fair value of financial instruments

ASC 820 Fair Value Measurements and Disclosures defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).” The standard establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820, among other things, requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair Value Hierarchy

ASC 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flows models and similar techniques.

The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with ASC 820 as the carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, deferred tax assets, due from related companies and a director, accounts payable, other payables and accrued expenses and notes payable approximate their fair values due to the short maturities of these instruments.

(K)	Revenue recognition

The Company recognizes revenues under the ASC 605, Revenue Recognition when all of the following have occurred: persuasive evidence of arrangement with the customer, services has been performed, fees are fixed or determinable and collectability of the fees is reasonably assured.

Advertising
The Company publishes two weekly newspapers, namely Guzhen Lighting Weekly and China Ceramic Weekly.  The newspapers are distributed free of charge to manufacturers, dealers, accessory providers and decoration designers engaged in lighting and ceramics industries in the PRC. The Company derives revenue from sale of advertising spaces within the newspaper. Newspaper advertising contracts generally have a term of one year or less. The customers usually pay the fees in advance which are recorded as deferred revenue under current liabilities. The advertising revenue is recognized as income when the advertisements are published in the newspapers or the related advertising services are rendered.

Consulting service

The Company provides various consulting services to its clients in the PRC based on a negotiated fixed-price time contract. The clients usually pay the fees in advance when the contract is signed or before the commencement of work. The Company recognizes these services-based revenues from contracts when (i) services are rendered; (ii) clients recognized the completion of services; and (iii) collectability is reasonably assured. Fees received in advance are recorded as deferred revenue under current liabilities.

(L)	Cost of revenue

Cost of advertising

Cost of advertising includes printing cost, editorial fees, agent fees and business tax which are recognized as the costs are incurred.

Cost of consulting services

Cost of consulting services includes the salaries of consulting service providers and business tax related to the service.

(M)	Income taxes

Income taxes are accounted for under the asset and liability method is accordance with ASC 740-10. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes in the enactment date. The Company provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that is probably that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the profit or loss, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax asset and liabilities on a net basis. As of December 31, 2010 and 2009, the Company’s deferred tax assets amounted to $180,529 and $177,563, respectively.

(N)	Foreign currency transactions

The functional currency of the Company is Renminbi (“RMB”). Foreign currency transactions during the year are translated to the functional currency at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date. Non-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the asset or liability was acquired. Exchange gains or losses are recorded in the statement of operations.

The financial statements are translated into United States Dollars (“US$”) using the closing rate method.  The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates.  The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year.  All exchange differences are recorded within equity.

The exchange rates used to translate amounts in RMB into US$ for the purposes of preparing the financial statements were as follows:

	December 31, 2010	December 31, 2009

Balance sheet items, except for share capital, additional paid-in capital and retained earnings as of year ended	US$1=RMB6.6018	US$1=RMB6.8272

Amounts included in the statements of operations and cash flows for the year	US$1=RMB6.7696	US$1=RMB6.8310

The translation gains (losses) recorded for the years ended December 31, 2010 and 2009 were $19,269 and ($610) respectively.

No presentation is made that RMB amounts have been, or would be, converted into US$ at the above rates. Although the Chinese government regulations now allow convertibility of RMB for current account transactions, significant restrictions still remain. Hence, such translations should not be construed as representations that RMB could be converted into US$ at that rate or any other rate.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions, Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting.

(O)	Other comprehensive income (loss)

The foreign currency translation gain or losses resulting from translation of the financial statements expressed in RMB to US$ are reported as other comprehensive income (loss) in the statements of operations and stockholders’ equity. Other comprehensive gain (loss) for the years ended December 31, 2010 and 2009 was $19,269 and ($610) respectively.

(P)	Segments

ASC 280, “Segment Reporting,” requires use of the “management approach” model for segment         reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company has determined it has two reportable segments, advertising and consulting service. (See Note 10).

(Q)	Recent Accounting Pronouncements

In July 2010, the FASB issued ASU 2010-20 Receivable (Topic 310) disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. In January 2011, FASB issued ASU 2011-1. The amendments in this Update temporarily delay the effective date of the disclosures about troubled debt restructurings in Accounting Standards Update No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. The deferral in this amendment is effective upon issuance. The adoption of ASU 2010-20 did not have a material impact on the Company’s financial statements.

In August 2010, FASB issued ASU 2010-21 Accounting for Technical Amendments to Various SEC Rules and Schedules. Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. This Accounting Standards Update amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The adoption of ASU 2010-21 did not have a material impact on the Company’s financial statements.

In August 2010, FASB issued ASU 2010-22 Accounting for Various Topics-Technical Corrections to SEC paragraphs (SEC Update). This Accounting Standards Update amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The adoption of ASU 2010-22 did not have a material impact on the Company’s financial statements.

In December 2010, FASB issued ASU 2010-28 Intangibles—Goodwill and Other (Topic 350)- When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this Update affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this Update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted.  Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The adoption of ASU 2010-28 did not have a material impact on the Company’s financial statements.

In December 2010, FASB issued ASU 2010-29 Business Combinations (Topic 805)-Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of ASU 2010-18 did not have a material impact on the Company’s financial statements.

2.	GROUP RESTRUCTURING

(A)	VIE

On May 13, 2011, the Company through its PRC subsidiary, Guangzhou Xingbang entered into a series of contractual arrangements consisting of five agreements with Guangdong Xingbang and all the stockholders of Guangdong Xingbang.  Those five agreements and their consequences are described below.

(i)
a consulting service agreement, pursuant to which Guangdong Xingbang grants Guangzhou Xingbang the right to manage and operate Guangdong Xingbang. In return, Guangdong Xingbang agreed to pay 100% of its net income, if each quarter, as consulting fee to Guangzhou Xingbang. The Consulting Services Agreement is effective until it is terminated by either party in the event the other party becomes bankrupt or insolvent, Guangzhou Xingbang ceases operations, or if circumstances arise which materially and adversely affect the performance or the objectives of such agreement. Guangzhou Xingbang may also terminate such agreement if Guangdong Xingbang fails to remediate a material breach, or in its sole discretion with or without cause.

(ii)
a voting rights proxy agreement, pursuant to which the stockholders of Guangdong Xingbang irrevocably grant Guangzhou Xingbang all of their voting rights as stockholder of Guangdong Xingbang; The Voting Right Proxy Agreement is effective until terminated by mutual agreement or by the WFOE with a 30-day prior written notice.

(iii)	an option agreement, pursuant to which:

(a)	Guangzhou Xingbang or its designee has an exclusive option to purchase all or part of the equity interests in Guangdong Xingbang owned by the Guangdong Xingbang Shareholder; and

(b)
Guangdong Xingbang may not enter into any transaction that could materially affect its assets, liabilities, equity or operations without the prior written consent of Guangzhou Xingbang.  The Option Agreement is effective for the maximum period of time permitted by Chinese law (currently 20 years).

(iv)
an equity pledge agreement, pursuant to which each of the stockholders of Guangdong Xingbang has pledged his or her equity interest in Guangdong Xingbang as the case may be, to Guangzhou Xingbang to secure their obligations under the relevant contractual control agreements, including but not limited to, the obligations of Guangdong Xingbang and its subsidiaries under the exclusive services agreement, the call option agreement, the voting rights proxy agreement described above, and each of them has agreed not to transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in Guangdong Xingbang without the prior written consent of Guangzhou Xingbang.  The equity pledge agreement shall be effective for the maximum period of time permitted under Chinese law (currently 20 years).  In the event Guangdong Xingbang fails to cure a material breach, Guangzhou Xingbang may, among other remedies available, terminate such agreement.

(v)
an operating agreement, pursuant to which each of the Guangdong Xingbang Shareholders agreed to appoint the members recommended by Guangzhou Xingbang as the Directors of Guangdong Xingbang, and shall appoint members of Guangzhou Xingbang’s senior management as Guangdong Xingbang’s Chief Executive Officer, President, Chief Financial Officer, and other senior officers. The Operating Agreement is effective for the maximum period of time permitted by Chinese law (currently 20 years), unless terminated by Guangzhou Xingbang with a 30-day prior written notice.  In addition, the WFOE has the right to terminate the Operating Agreement in the event any of the agreements between Guangzhou Xingbang and Guangdong Xingbang are terminated or expire.

In the PRC restructuring transaction described above, the Company gained indirect control of Guangdong Xingbang and Guangdong Xingbang is considered VIE of the Company.

The Company accounts VIE in accordance with ASC 810. As a result of the adoption of ASU 2009-17, consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, effective January 1, 2010, ASC 810 requires the consolidation of VIEs in which a company has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE. The Company has applied the requirements of ASC 810 on a prospective basis from the date of adoption. The Company will assess all newly created entities and those with which the Company becomes involved to determine whether such entities are VIEs and, if so, whether or not the Company is their primary beneficiary.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Guangdong Xingbang which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment on the involvement with Guangdong Xingbang reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Guangdong Xingbang. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Guangdong Xingbang and the results of Guangdong Xingbang are combined in the Company’s combined financial statements for financial reporting purposes. As of December 31, 2010, the Company had no equity interest in Guangdong Xingbang, none of the Company’s assets serve as collateral for Guangdong Xingbang, creditors of Guangdong Xingbang have no recourse to the Company; and the Company has not provided any guarantees to Guangdong Xingbang.

The assets and liabilities associated with the Company’s combined VIE (Guangdong Xingbang) are presented on a gross basis, prior to combination adjustments, and are as follows:

	December 31,
	2010	2009

Cash and cash equivalents	$737,939	$713,593
Accounts receivable, net	41,599	21,117
Prepaid expenses and other current assets	105,701	106,204
Deferred tax assets	180,529	177,563
Due from related companies	1,142,100	874,748
Due from a director	89,707	114,361
Property and equipment, net	271,522	320,380
Website development costs, net	165,226	147,048
Total assets	$2,734,323	$2,475,014

Accounts payable	$46,581	$53,966
Note payable	302,948	-
Deferred revenue	902,003	927,016
Other payables and accrued expenses	490,446	997,146
Income tax payable	122,910	22,304
Due to a related company	18,775	201,737
Due to stockholders	-	485,818
Total current liabilities	1,883,663	2,687,987
Equity (deficit) of variable interest entities	850,660	(212,973)
Total liabilities and equity (deficit)	$2,734,323	$2,475,014

The liabilities recognized as a result of combining this VIE do not necessarily represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the combined VIE.  Conversely, assets recognized as a result of combining this VIE do not represent additional assets that could be used to satisfy claims by the Company’s creditors as they are not legally included within the Company’s general assets.

Immediately prior to the PRC restructuring transactions that were completed on May 13, 2011, the Chief Executive Officer of the Company and his spouse controlled Guangdong Xingbang as they owned 90% and 10% respectively of its registered capital. The Chief Executive Officer also indirectly controlled Guangzhou Xingbang as he owned 56.25% of the issued share capital of Xingbang BVI, the sole stockholder of Guangzhou Xingbang. As Guangzhou Xingbang and Guangdong Xingbang are under common control, the contractual arrangements have been accounted for as a reorganization of entities under common control and the combined financial statements were prepared as if the reorganization occurred at the beginning of the first period presented.

(B)	Share exchange

On May 13, 2011, China Xingbang entered into a share exchange agreement with Xingbang BVI and the stockholders of Xingbang BVI in which the stockholders of Xingbang BVI exchanged 100% of the issued share capital of Xingbang BVI, valued at $80,000, for 79,999,000 shares of common stock of China Xingbang. Xingbang BVI became a wholly owned subsidiary of China Xingbang. Prior to the share exchange, the sole stockholder of China Xingbang owned 56.25% of the issued share capital of Xingbang BVI. As both companies are under common control, the share exchange involving China Xingbang and Xingbang BVI is being treated for accounting purposes as a capital transaction and a reorganization of entities under common control with China Xingbang as the accounting acquirer and Xingbang BVI as the accounting acquiree. The combined financial statements were prepared as if the reorganization occurred at the beginning of the first period presented.

Accordingly, these combined financial statements include the following:

1.	The balance sheets consisting of the net assets of the acquirer and acquiree at historical cost; and
2.	The statement of operations including the operations of the acquirer and acquiree for the periods presented.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable at December 31, consisted of the following:

	2010	2009

Accounts receivable	$41,599	$21,117
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$41,599	$21,117

As of December 31, 2010 and 2009, the Company considered all accounts receivable collectable and has not recorded a provision for doubtful accounts.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at December 31, 2010 and 2009 consisted of the following:

	2010	2009

Advance to staff	$11,130	$53,120
Prepaid expenses	44,740	21,131
Rental and other deposits paid	48,835	28,580
Other receivables	996	3,373
	$105,701	$106,204

5.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment at December 31:

	2010	2009
Leasehold improvements	$9,369	$-
Office equipment	326,061	307,614
Motor vehicle	251,267	265,706
	586,697	573,320
Less: accumulated depreciation	(315,175)	(252,940)
Property and equipment, net	$271,522	$320,380

Depreciation expenses for the years ended December 31, 2010 and 2009 were $107,856 and $111,569 respectively.

6.	WEBSITE DEVELOPMENT COST, NET

The following is a summary of website development cost at December 31:

December 31, 2010

		Gross		Net
	Amortization	carrying	Accumulated	carrying
	lives	amount	amortization	value

Website development costs	10 years	$218,838	$53,612	$165,226

December 31, 2009

		Gross		Net
	Amortization	carrying	Accumulated	carrying
	lives	amount	amortization	value

Website development costs	10 years	$180,340	$33,292	$147,048

Amortization expenses related to website development costs for the years ended December 31, 2010 and 2009 was $18,706 and $11,246 respectively.

Expected future amortization expense related to website development costs is as follows:

2011	$18,706
2012	18,706
2013	18,706
2014	18,706
2015	18,706
Thereafter	71,696
$165,226

7.	NOTE PAYABLE

Balances at December 31, 2010 and 2009 consisted of the following:
	2010	2009

Note payable to a bank, interest rate at bank’s prime	$302,948	$-
rate plus 10% of bank's prime rate per annum,
collateralized by land and buildings owned by
two stockholders, due on April 15, 2011
	$302,948	$-

Interest expense paid on note payable in 2010 and 2009 was $20,118 and $0 respectively.

8.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses at December 31, consisted of the following:

	2010	2009

Advances from customers	$243,121	$387,765
Accrued salaries and staff welfare	75,267	395,244
Other tax payables	74,919	40,079
Other accrued liabilities	97,139	63,315
Rental payable to stockholders	-	110,743
	$490,446	$997,146

9.	INCOME TAX

Guangdong Xingbang was incorporated in the PRC and is subject to PRC income tax which is computed according to the relevant laws and regulations in the PRC. The applicable income tax rate is 25%. Starting from 2009, the Company is qualified as a "new or high-technology enterprise" in which income tax rate is reduced to 15%.  The income tax expense (benefit) for 2010 and 2009 is summarized as follows:

	2010	2009

Current	$120,923	$22,291
Deferred	3,019	(7,563)
	$123,942	$14,728

The tax effects of significant items comprising deferred tax assets as of December 31, 2010 and 2009 are as follows:

	2010	2009

Deferred tax assets:
Deferred revenue	$180,529	$177,563

The reconciliation of income taxes computed at the statutory income tax rates to total income taxes for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009

Income before income taxes	$1,168,306	$502,481

Tax at PRC statutory income tax rate of 25%	292,077	125,620
Tax reduction of 10%	(116,831)	(50,248)
Tax benefit for research and development	(52,827)	(54,626)
Expenses not deductible for tax purposes	1,557	1,477
Other adjustments	(34)	(7,495)
Income tax expenses	$123,942	$14,728

10.	SEGMENTS

The Company operates in two reportable segments, advertising and consulting services. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income from operations. All inter-company transactions between segments have been eliminated. As a result, the components of operating income for one segment may not be comparable to another segment. The following is a summary of the Company’s segment information for the years ended December 31, 2010 and 2009:

	Advertising	Consulting service	Total

2010
Revenues	$3,470,493	$1,756,188	$5,226,681
Gross profit	2,592,299	1,452,894	4,045,193
Net income	551,001	493,363	1,044,364
Total assets	1,815,578	918,745	2,734,323
Capital expenditure	67,073	33,941	101,014
Depreciation and amortization	$84,037	$42,525	$126,562

2009
Revenues	$3,392,177	$1,289,473	$4,681,650
Gross profit	2,333,349	1,128,108	3,461,457
Net income	149,422	338,331	487,753
Total assets	1,793,318	681,696	2,475,014
Capital expenditure	156,913	59,648	216,561
Depreciation and amortization	$88,988	$33,827	$122,815

11.	STOCKHOLDERS’ EQUITY

(A)  Common stock

On May 13, 2011, the Company issued 79,999,000 shares of common stock in a reverse merger for the recapitalization of Xingbang BVI and re-organization of China Xingbang.

On May 13, 2011, the Company issued 1,000 shares of common stock to the Chief Executive Officer for $1 of cash.

(B)  Appropriated retained earnings

The Company’s PRC subsidiary is required to make appropriation to the statutory surplus reserve at 10% of the after-tax net income annually until the total contributions equal to 50% of the entities’ registered capital.  The statutory reserve funds are restricted for use to set off against prior period losses, expansion of production and operations or for the increase in the registered capital of the respective companies. This reserve is therefore not available for distribution except in liquidation.

During 2010 and 2009, the Company appropriated $9,098 and $0 respectively to the reserves funds based on its net income in accordance with the laws and regulations of the PRC.

12.	COMMITMENTS AND CONTINGENCIES

(A)  Defined contribution retirement plans

The full time employees of the Company are entitled to employee benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a Chinese government mandated multi-employer defined contribution plan. The Company is required to accrue for those benefits based on certain percentages of the employees’ salaries and make contributions to the plans out of the amounts accrued for medical and pension benefits. The total provision and contributions made for such employee benefits for the years ended December 31, 2010 and 2009 was $81,698 and $111,229 respectively. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

(B)  Rental leases commitment

The Company leases an office from two stockholders under an operating lease at monthly rental of $12,388 which expires on December 31, 2012. The Company also leases offices from two third parties under two separate operating leases which expire on February 28, 2011 and March 19, 2011 at monthly rental of $5,957 and $ 1,254 respectively.

As of December 31, 2010, the Company had outstanding commitments with respect to the above operating leases, which are due as follows:

For the fiscal years ending December 31,
2011	$161,660
2012	148,653
Total	$310,313

13.	RELATED PARTY TRANSACTIONS

As of December 31, 2010 and 2009, a director owed $89,707 and $114,361 respectively to the Company which is interest free, unsecured and repayable on demand.

As of December 31, 2010 and 2009, two related companies owed $1,142,100 and $874,748 respectively to the Company which is interest free, unsecured and repayable on demand. The amount of $1,131,626 was repaid in January and April 2011.

As of December 31, 2010 and 2009, the Company owed $18,775 and $201,737 respectively to a related company which is interest free, unsecured and repayable on demand.

As of December 31, 2009, the Company owed $485,818 to two stockholders which was unsecured and repaid in July 2010. Interest was charged at bank’s prime rate plus 10% of bank’s prime rate per annum on the amounts owed. Interest paid for the years ended December 31, 2010 and 2009 was $16,490 and $38,964 respectively.

For the years ended December 31, 2010 and 2009, the Company paid two stockholders $165,073 and $110,682 for an operating lease in respect to office premises. As of December 31, 2010 and 2009, rental payable to those stockholders was $0 and $110,743 respectively. (See note 12(B))

14.	CONCENTRATIONS AND RISKS

As of December 31, 2010 and 2009, the Company's bank deposits of $737,939 and $713,593, respectively, were all placed with banks in the PRC where there is currently no rule or regulation in place for obligatory insurance of bank accounts.

During 2010 and 2009, 100% of the Company’s assets were located in the PRC and 100% of the Company’s revenues were derived from customers located in the PRC.

Details of the suppliers accounting for 10% or more of the Company’s purchases are as follows:

Supplier A
For the year ended
December 31, 2010	100%
December 31, 2009	100%

As of December 31, 2010 and 2009, the accounts payable for this supplier were $46,581 and $53,966 respectively.

During the years ended December 31, 2010 and 2009, the Company had no significant concentration of customers.

15.	SUBSEQUENT EVENTS

On May 13, 2011, Guangzhou Xingbang entered into a series of contractual arrangements with Guangdong Xingbang and all the stockholders of Guangdong Xingbang pursuant to which Guangzhou Xingbang assumed the management of the business activities of Guangdong Xingbang and Guangdong Xingbang agreed to pay of its net income to Guangzhou Xingbang (See note 2(A)).

On May 13, 2011, China Xingbang entered into a share exchange agreement with Xingbang BVI and the stockholders of Xingbang BVI in which the stockholders of Xingbang BVI exchanged 100% of the issued share capital of Xingbang BVI, valued at $80,000, for 79,999,000 shares of common stock of China Xingbang.  On completion of the share exchange agreement, Xingbang BVI became a wholly owned subsidiary of China Xingbang (See note 2(B)).

On May 13, 2011, the Company issued 1,000 shares of common stock to the Chief Executive Officer for $1 of cash (See note 11(A)).

The note payable to a bank was fully repaid on April 15, 2011 (See note 7).

(b)	Exhibits.

Exhibit No.	Description
3.1 *	Articles of Incorporation of the Registrant
3.2 *	Certificate of Amendment to the Articles of Incorporation
3.3 *	Bylaws of the Registrant
10.1 *	Share Exchange Agreement
10.2 *	Consulting Services Agreement dated May 13, 2010 between Guangdong Xingbang and the WFOE
10.3 *	Operating Agreement dated May 13, 2011 by and among Guangdong Xingbang, its shareholders and the WFOE
10.4 *	Voting Rights Proxy Agreement dated May 13, 2011 by and among Guangdong Xingbang, its shareholders and the WFOE
10.5 *	Equity Pledge Agreement dated May 13, 2011 by and among Guangdong Xingbang, its shareholders and the WFOE
10.6 *	Option Agreement dated May 13, 2011 by and among Guangdong Xingbang, its shareholders and the WFOE
10.7 *	Unofficial English Translation of Labor Contract between Guangdong Xingbang and Xiaohong Yao
10.8 *	Unofficial English Translation of Labor Contract between Guangdong Xingbang and Haigang Song
10.9 *	Unofficial English translation of the Exclusive Advertising Agency Agreement with Shopping Guide Press with respect to Guzhen Lighting Weekly
10.10 *	Unofficial English translation of the Exclusive Advertising Agency Agreement with Shopping Guide Press with respect to China Ceramic Weekly
10.11 *	Letter of Authorization from Shopping Guide Press
10.12 *	Director Agreement dated June 13, 2011 with Joseph Levinson
10.13 *	Director Agreement dated June 13, 2011 with Gangxian Su
10.14 *	Director Agreement dated June 13, 2011 with Xingzheng Tan
10.15 *	Director Agreement dated June 13, 2011 with Fei Wu
99.1	Audit Committee Charter adopted on June 15, 2011
99.2	Compensation Committee Charter adopted on June 15, 2011
99.3	Nominating and Corporate Governance Committee Charter adopted on June 15, 2011
14.1 *	Code of Ethics adopted June 15, 2011

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

China Xingbang Industry Group Inc.

August 9 , 2011	By:	/s/ Xiaohong Yao
Name:Xiaohong Yao
Title: President, Chief Executive Officer and Chairman of the Board

	By:	/s/ Haigang Song
Name: Haigang Song
Title: Director

	By:	/s/ Xiaole Zhan
Name: Xiaole Zhan
Title: Director

By:	/s/ Joseph Levinson
Name: Joseph Levinson
Title: Director

By:	/s/ Gangxian Su
Name: Gangxian Su
Title: Director

By:	/s/ Xingzheng Tan
Name: Xingzheng Tan
Title: Director

By:	/s/ Fei Wu
Name: Fei Wu
Title: Director